News Release
CIBC Announces Third Quarter 2007 Results
HIGHLIGHTS
•	Cash diluted EPS[1] of $2.34

•	Return on equity of 28.3%

•	Cash efficiency ratio (TEB) [1] of 59.4%

•	Tier 1 capital ratio of 9.7%

•	Common share dividend increase of 10 cents to 87 cents per quarter
(Toronto, ON – August 30, 2007) – CIBC (CM: TSX; NYSE) announced net income of $835 million for the third quarter ended July 31, 2007, up from $662 million for the same period last year. Diluted earnings per share (EPS) were $2.31, up from $1.86 a year ago. Cash diluted EPS1 were $2.34, up from $1.87 a year ago.
Return on equity for the third quarter was 28.3%, up from 27.2% for the same period last year.
CIBC’s Tier 1 capital ratio at July 31, 2007 was 9.7%.
Diluted EPS of $2.31 and cash diluted EPS1 of $2.34 for the third quarter of 2007 were increased by:
•	$75 million ($70 million after-tax, or $0.21 per share) net reversal of litigation accruals.

•	$77 million ($50 million after-tax, or $0.15 per share) due to the impact of changes in credit spreads on the mark-to-market of corporate loan credit derivatives.

•	$48 million ($0.14 per share) tax recovery related to the favourable resolution of an income tax audit in CIBC World Markets.

•	Higher than normal merchant banking gains.
     Diluted EPS of $2.31 and cash diluted EPS1 of $2.34 for the third quarter of 2007 were decreased by:
•	$290 million ($190 million after-tax, or $0.56 per share) due to the impact of mark-to-market write-downs, net of gains on related hedges, in CIBC’s structured credit business on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market.

•	$16 million ($16 million after-tax, or $0.05 per share) premium paid on preferred share redemption.
     CIBC’s net income, diluted EPS and cash diluted EPS1 for the third quarter of 2007 were up from net income of $807 million, diluted EPS of $2.27 and cash diluted EPS1 of $2.29 for the prior quarter, which included items of note aggregating to an increase in earnings of $0.34 per share.
     CIBC has not yet completed the August month-end mark-to-market process for its CDOs and RMBS and related hedges. However, based on indicative dealer quotations and the ABX indices as proxies, the mark-to-market write-downs are approximately $90 million ($60 million after-tax) for the month-to-date.
Update on business priorities
Business strength
     “Our first priority is to sustain and enhance the strength of our core businesses,” says Gerald T. McCaughey, President and Chief Executive Officer.
     CIBC Retail Markets reported revenue of $2,259 million, up from $2,189 million for the prior quarter and $2,038 million for the same period last year. Net income for the third quarter was $555 million, up 14% from a year ago, primarily due to volume growth. CIBC’s acquisition of a controlling interest in FirstCaribbean International Bank (FirstCaribbean) also contributed to this result.
     While the environment in Canada remains competitive, CIBC’s retail businesses continue to perform well overall and remain strongly positioned in the market. CIBC’s credit cards business is the market leader in Canada and continues to grow; cards outstandings were up 10.7% from the third quarter of last year. CIBC Wood Gundy’s assets under administration increased to $118.5 billion, up 4.8% from a year ago. Assets under management in mutual funds and managed accounts increased to $62.4 billion in the quarter, up 15.7% from a year ago. CIBC had

[1]	For additional information, see the “Non-GAAP measures” section market share increases during the quarter in key areas such as credit card outstandings, mortgages, deposits and fixed term investments.
     In the area of personal lending, CIBC’s focus on credit quality has been reflected in improved loan loss performance. Retail loan losses were $170 million in the third quarter and $505 million for the nine months ended July 31, 2007, compared with $519 million for the same nine months last year. Revenue growth in CIBC’s personal lending business is expected to converge with industry levels as CIBC continues to improve its risk profile.
     CIBC World Markets reported revenue of $582 million, down from $726 million in the prior quarter and $677 million for the same period last year. Net income for the third quarter was $261 million, up from $190 million a year ago.
     CIBC World Markets’ results include the mark-to-market write-downs on CDOs and RMBS related to the U.S. residential mortgage market, the net reversal of litigation accruals, the impact of changes in credit spreads on the mark-to-market of corporate loan credit derivatives, higher than normal merchant banking gains and the tax recovery, all noted previously.
     With the exception of its structured credit business, CIBC World Markets reported solid performance and broad-based business strength. In Canada, CIBC World Markets advised BCE Inc. with regard to the pending $51.7 billion acquisition of BCE Inc. by Teachers’ Private Capital, Providence Equity Partners Inc. and Madison Dearborn Partners LLC. CIBC World Markets was also the lead manager on a $9 billion issue of Canada Mortgage Bonds from Canada Housing Trust, the largest debt transaction in Canadian history. In the U.S., CIBC World Markets’ real estate finance business completed a large commercial mortgage-backed securities offering, acting as co-lead manager with J.P. Morgan Securities Inc. on a US$3.3 billion transaction.
     CIBC World Markets continued to demonstrate its leadership in advising and financing mining companies around the globe, acting as a principal advisor to Rio Tinto PLC on its announced US$38.1 billion acquisition of Alcan Inc.
Productivity
     CIBC’s second priority is to improve productivity.
     CIBC’s target in 2007 is to hold expenses flat to Q4 2006 levels, excluding the FirstCaribbean acquisition, by absorbing normal inflationary increases with reductions elsewhere in its cost base. Expenses for the third quarter of $1,819 million were down from $1,976 million in the prior quarter, primarily due to the net reversal of litigation accruals and lower than normal performance-related compensation. CIBC’s third quarter expenses included $94 million related to FirstCaribbean, compared with $99 million in the prior quarter.
     CIBC’s efficiency ratio for the third quarter improved to 61.1% from 66.6% for the same period last year. CIBC’s cash efficiency ratio (TEB)1 for the third quarter improved to 59.4% from 65.0% a year ago.
     “Our third quarter results reflect the balance we are seeking between revenue growth and expense containment,” says McCaughey. “We believe that a balanced approach of generating higher revenue through consistent investment in core businesses and continued expense discipline is the most effective way to achieve further productivity improvements.”
Balance sheet strength and capital usage
     CIBC’s third priority is balance sheet strength and capital usage. CIBC’s Tier 1 ratio of 9.7% remains above its medium term target of 8.5%.
     “Our first priority in the area of capital usage is to invest in our core businesses,” says McCaughey. “After funding internal growth, we will balance opportunities for future strategic acquisitions with capital returns to our shareholders.”
     During the quarter, CIBC began repurchasing shares under its normal course issuer bid (NCIB) announced in April, 2007. As of August 30, 2007, CIBC had repurchased 3.1 million of the maximum 10 million shares allowed under the NCIB, which expires on October 31, 2007.
     Dividends are also an important part of CIBC’s capital management plan. CIBC’s dividend payout ratio for the quarter was 33.0%, below its medium term objective of 40% to 50%. Today, CIBC announced an increase to its common share dividend of 13% or 10 cents per share (to 87 cents per share), payable October 29, 2007.

CIBC Third Quarter 2007 News Release	2

Making a difference in communities
     During the quarter, CIBC employees in British Columbia and the Northern Territories raised more than $400,000 for the 2007 British Columbia Children’s Hospital campaign. Since 1995, CIBC employees have raised more than $3.2 million for the pediatric hospital that provides expert care for the province’s most seriously ill or injured children.
     For a second consecutive year, CIBC was the title sponsor of the CIBC Charles-Bruneau Tour, a four-day bicycle trip across Quebec that raises funds for research and treatment of children fighting cancer. With the support of employees and clients, CIBC raised approximately $90,000 which will be donated to the Centre de cancérologie Charles-Bruneau at the Sainte-Justine Hospital.
     In May, CIBC marked the 140th anniversary of the opening of the first Canadian Bank of Commerce branch in Toronto on May 15, 1867 at what is now the Commerce Court main branch. In 1961, the Canadian Bank of Commerce merged with the Imperial Bank of Canada to create Canadian Imperial Bank of Commerce.
     “On behalf of CIBC’s leadership team, I would like to thank all of our employees for their professionalism, dedication and contribution to serving our customers over so many years,” says McCaughey.

Investor and analyst inquiries should be directed to John Ferren, Vice-President, Investor Relations, at 416-980-2088. Media inquiries should be directed to Rob McLeod, Senior Director, Communications and Public Affairs, at 416-980-3714, or to Mary Lou Frazer, Senior Director, Investor & Financial Communications, at 416-980-4111.
The information on the following pages forms a part of this press release.
(The board of directors of CIBC reviewed this press release prior to it being issued. CIBC’s controls and procedures support the ability of the President and Chief Executive Officer and the Chief Financial Officer of CIBC to certify CIBC’s third quarter financial report and controls and procedures. CIBC’s CEO and CFO will voluntarily provide to the Securities and Exchange Commission a certification relating to CIBC’s third quarter financial information, including the attached unaudited interim consolidated financial statements, and will provide the same certification to the Canadian Securities Administrators.)

[1]	For additional information, see the “Non-GAAP measures” section.

CIBC Third Quarter 2007 News Release	3

Table of contents
3	A note about forward-looking statements

4	Third quarter financial highlights

5	Overview

6	Review of results of operations and financial position

10	CIBC Retail Markets

12	CIBC World Markets

14	Corporate and Other

15	Management of risk

17	Other

19	Non-GAAP measures

20	Interim consolidated financial statements

25	Notes to the interim consolidated financial statements
Management’s Discussion And Analysis
Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2006 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of August 30, 2007. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 142 and 143 of our 2006 Annual Accountability Report.
A note about forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Highlights,” “Update on business priorities,” “Outlook” and “Review of consolidated statement of operations — Income taxes” sections of this report and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2007 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions including the economic assumptions set out in the “Outlook” section of this report, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: continued volatility in the U.S. residential mortgage markets; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in our estimates of reserves and allowances; changes in tax laws; that our estimate of our sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this report or other communications.

CIBC Third Quarter 2007	3

Third Quarter Financial Highlights

	As at or for the three months ended			As at or for the nine months ended
	2007	2007	2006	2007	2006
Unaudited	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Common share information
Per share - basic earnings	$2.33	$2.29	$1.88	$6.75	$5.16
- cash basic earnings(1)	2.36	2.32	1.89	6.81	5.20
- diluted earnings	2.31	2.27	1.86	6.69	5.11
- cash diluted earnings(1)	2.34	2.29	1.87	6.75	5.15
- dividends	0.77	0.77	0.70	2.24	2.06
- book value	33.05	32.67	27.96	33.05	27.96
Share price - high	106.75	104.00	83.63	106.75	86.00
- low	92.37	97.70	73.94	92.37	72.90
- closing	92.50	97.70	77.25	92.50	77.25
Shares outstanding (thousands)
- average basic	335,755	337,320	335,513	336,511	335,004
- average diluted	338,691	340,613	338,461	339,739	338,233
- end of period	334,595	337,487	335,332	334,595	335,332
Market capitalization $( millions)	$30,950	$32,972	$25,904	$30,950	$25,904

Value measures
Price to earnings multiple (12 month trailing)	10.3	11.4	10.8	10.3	10.7
Dividend yield (based on closing share price)	3.3%	3.2%	3.6%	3.2%	3.6%
Dividend payout ratio	33.0%	33.7%	37.3%	33.2%	40.0%
Market value to book value ratio	2.80	2.99	2.76	2.80	2.76

Financial results ($ millions)
Total revenue	$2,979	$3,050	$2,826	$9,120	$8,461
Provision for credit losses	162	166	152	471	456
Non-interest expenses	1,819	1,976	1,883	5,738	5,596
Net income	835	807	662	2,412	1,827

Financial measures
Efficiency ratio	61.1%	64.8%	66.6%	62.9%	66.1%
Cash efficiency ratio, taxable equivalent basis (TEB)(1)	59.4%	63.2%	65.0%	61.4%	64.8%
Return on equity	28.3%	28.9%	27.2%	28.1%	26.2%
Net interest margin	1.41%	1.36%	1.53%	1.37%	1.53%
Net interest margin on average interest-earning assets	1.61%	1.55%	1.77%	1.56%	1.78%
Return on average assets	1.00%	1.02%	0.90%	0.99%	0.85%
Return on average interest-earning assets	1.14%	1.16%	1.04%	1.14%	0.98%
Total shareholder return	(4.6)%	(2.4)%	(5.8)%	8.0%	9.8%

On- and off-balance sheet information ($ millions)
Cash, deposits with banks and securities	$102,143	$100,204	$93,163	$102,143	$93,163
Loans and acceptances	167,828	164,797	149,224	167,828	149,224
Total assets	338,881	326,580	294,990	338,881	294,990
Deposits	230,208	221,169	200,015	230,208	200,015
Common shareholders’ equity	11,058	11,025	9,377	11,058	9,377
Average assets	331,553	326,088	291,395	324,572	288,501
Average interest-earning assets	290,157	285,127	251,607	284,015	248,360
Average common shareholders’ equity	10,992	10,964	9,167	10,808	8,818
Assets under administration	1,124,079	1,165,585	1,027,931	1,124,079	1,027,931

Balance sheet quality measures
Common equity to risk-weighted assets	8.8%	8.7%	8.0%	8.8%	8.0%
Risk-weighted assets ($ billions)	$125.0	$127.2	$117.0	$125.0	$117.0
Tier 1 capital ratio	9.7%	9.5%	9.6%	9.7%	9.6%
Total capital ratio	13.7%	14.1%	14.0%	13.7%	14.0%

Other information
Retail / wholesale ratio(2)	76% / 24%	73% / 27%	70% / 30%	76% / 24%	70% / 30%
Regular workforce headcount	40,315	40,488	36,781	40,315	36,781

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section on page 37 of the 2006 Annual Accountability Report.

4	CIBC Third Quarter 2007

Overview
Net income for the quarter was $835 million, compared with $662 million for the same quarter last year and $807 million for the prior quarter. Net income for the nine months ended July 31, 2007 was $2,412 million, compared with $1,827 million for the same period in 2006.
     Our results for the current period were affected by the following items:
•	$290 million ($190 million after-tax) mark-to-market losses, net of gains on related hedges, on collateralized debt obligations (CDOs) and residential mortgage-backed securities (RMBS) related to the U.S. residential mortgage market (see page 8 for additional details);
•	$75 million ($70 million after-tax) of net reversal of litigation accruals;
•	$77 million ($50 million after-tax) positive impact of changes in credit spreads on the mark-to-market of our corporate loan credit derivatives (credit derivatives spread); and
•	$48 million of tax recovery.
Compared with Q3, 2006
Net income was up $173 million or 26%. Revenue was up resulting from the FirstCaribbean International Bank (FirstCaribbean) acquisition, higher investment banking and credit products and merchant banking revenue, volume growth in cards, deposits and mortgages, and higher treasury and retail brokerage revenue. Offsetting these increases were mark-to-market losses on CDOs and RMBS noted above and spread compression in retail products. Non-interest expenses were lower, resulting from the net reversal of litigation accruals noted above and lower performance-related compensation, offset in part by the impact of the FirstCaribbean acquisition. Tax recoveries were also lower in the current quarter.
Compared with Q2, 2007
Net income was up $28 million or 3%. Revenue was down largely driven by the mark-to-market losses on CDOs and RMBS noted above and spread compression in retail products. Offsetting these decreases were higher investment banking and credit products and merchant banking revenue, three more days in the quarter, higher fee income in retail products, and volume growth in cards, deposits and mortgages. Non-interest expenses were down resulting from the net reversal of litigation accruals noted above and lower performance-related compensation. Tax recoveries were also lower in the current quarter.
Compared with the nine months ended July 31, 2006
Net income was up $585 million or 32%. The FirstCaribbean acquisition, higher investment banking and credit products and merchant banking revenue, volume growth in cards, deposits and mortgages, higher treasury revenue, and higher fee income in retail products contributed to the increase. These were partially offset by mark-to-market losses on CDOs and RMBS noted above and spread compression in retail products. Non-interest expenses were higher, driven by the FirstCaribbean acquisition, offset in part by the net reversal of litigation accruals. Taxes were lower, mainly due to higher recoveries and reversals in the current period.
Our results for the prior periods were affected by the following items:
Q2, 2007
•	Favourable tax-related items of $91 million;

•	General allowance reversal of $24 million ($17 million after-tax); and

•	Positive impact of credit derivatives spread of $10 million ($7 million after-tax).
Q1, 2007
•	Negative impact of credit derivatives spread of $6 million ($4 million after-tax).
Q3, 2006
•	Favourable tax-related items of $62 million;
•	Interest expense on U.S. income tax reassessments of $22 million ($12 million after-tax); and
•	Positive impact of credit derivatives spread of $13 million ($8 million after-tax).
Q2, 2006
•	Favourable tax-related items of $35 million;
•	General allowance reversal of $25 million ($16 million after-tax);
•	Negative impact of credit derivatives spread of $14 million ($9 million after-tax); and
•	Negative impact of an accounting adjustment of $11 million ($7 million after-tax).
Outlook
Despite recent financial market weakness, the economic outlook continues to point to moderate growth over the remainder of calendar 2007 as interest rates for governments and high grade corporations remain moderate by historical standards, and the Bank of Canada is not expected to raise rates further. Canadian housing activity looks to be accelerating, and consumer spending should be supported by a healthy labour market, enabling steady growth in retail lending balances.
     While investment banking activities and capital markets are difficult to predict, market liquidity will likely be less supportive of leveraged M&A activity, and volatile equity markets could reduce new issuance. Credit spreads may remain wider and more volatile until the market gains clarity over global default rates, which outside of U.S. sub-prime and second lien mortgages, have been very low thus far, but which could increase after the past year’s rise in leveraged buyout activity.

CIBC Third Quarter 2007	5

Review of results of operations and financial position
Review of consolidated statement of operations

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income	$1,180	$1,079	$1,121	$3,318	$3,305
Non-interest income	1,799	1,971	1,705	5,802	5,156

Total revenue	2,979	3,050	2,826	9,120	8,461
Provision for credit losses	162	166	152	471	456
Non-interest expenses	1,819	1,976	1,883	5,738	5,596

Income before taxes and non-controlling interests	998	908	791	2,911	2,409
Income taxes	157	91	125	479	553
Non-controlling interests	6	10	4	20	29

Net income	$835	$807	$662	$2,412	$1,827

Net interest income
Net interest income was up $59 million or 5% from the same quarter last year and up $13 million for the nine months ended July 31, 2007 from the same period in 2006. The increase was mainly due to the impact of the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages and higher treasury revenue. These were partially offset by lower trading revenue and spread compression in retail products. The prior year quarter included a hedge accounting reclassification from non-interest income.
     Net interest income was up $101 million or 9% from the prior quarter, primarily due to three more days in the quarter, volume growth in cards, deposits and mortgages, higher fee income on mortgages, and higher trading revenue. These increases were partially offset by spread compression in retail products.
Non-interest income
Non-interest income was up $94 million or 6% from the same quarter last year, primarily due to higher fees for services (underwriting and advisory, mutual funds and investment management and custodial), higher gains associated with corporate loan hedging programs, and revenue on financial instruments designated at fair value (the majority of which were classified as trading in 2006). Realized gains net of write-downs on available-for-sale (AFS) securities (classified in 2006 as investment securities and limited partnership investments) were also higher. In addition, the current quarter benefited from the impact of the FirstCaribbean acquisition. The prior year quarter included a hedge accounting reclassification to net interest income. These factors were partially offset by lower trading revenue, resulting mainly from the mark-to-market losses on the CDOs and RMBS noted above.
     Non-interest income was down $172 million or 9% from the prior quarter, primarily due to lower trading revenue, resulting mainly from the mark-to-market losses on the CDOs and RMBS noted above. The decrease was partially offset by higher gains associated with corporate loan hedging programs and higher gains net of write-downs on AFS securities and equity-accounted investments.
     Non-interest income for the nine months ended July 31, 2007 was up $646 million or 13% from the same period in 2006, primarily due to higher realized gains net of write-downs on AFS securities (classified in 2006 as investment securities and limited partnership investments), higher fees for services (underwriting and advisory, mutual funds, investment management and custodial), and revenue on financial instruments designated at fair value (the majority of which were classified as trading in 2006). The current period also benefited from higher gains associated with corporate loan hedging programs and the impact of the FirstCaribbean acquisition. The prior year quarter included a hedge accounting reclassification to net interest income. These factors were partially offset by lower trading revenue, largely due to the mark-to-market losses on the CDOs and RMBS noted above.
Provision for credit losses
Provision for credit losses was up $10 million or 7% from the same quarter last year, mainly due to volume-driven higher losses in the cards portfolio and the impact of the FirstCaribbean acquisition.
     Provision for credit losses was down $4 million or 2% from the prior quarter, largely due to lower losses in the cards and small business portfolios, partially offset by higher losses in the personal lending portfolios. In addition, the corporate lending portfolio had higher recoveries net of losses. The prior quarter included the $24 million reversal of the general allowance.
     Provision for credit losses for the nine months ended July 31, 2007 was up $15 million or 3% from the same period in 2006. Volume-driven higher losses in the cards portfolio, lower reversals and recoveries in the corporate lending portfolio, and the impact of the FirstCaribbean acquisition were partially offset by improvements in the personal lending portfolio.
Non-interest expenses
Non-interest expenses were down $64 million or 3% from the same quarter last year, primarily due to the net reversal of litigation accruals noted above and lower performance-related compensation, partially offset by the impact of the FirstCaribbean acquisition.
     Non-interest expenses were down $157 million or 8% from the prior quarter, primarily due to the net reversal of litigation accruals noted above and lower performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2007 were up $142 million or 3% from the same period in 2006, primarily due to the impact of the FirstCaribbean acquisition, offset in part by the net reversal of litigation accruals noted above.

6	CIBC Third Quarter 2007

Income taxes
Income taxes were up $32 million or 26% from the same quarter last year, mainly due to higher income and lower income tax recoveries. These were partially offset by an increase in the relative proportion of earnings subject to lower rates of tax, including a lower effective tax rate on the net reversal of litigation accruals noted above.
     Income taxes were up $66 million or 73% from the prior quarter due to the reasons noted above and lower income tax reversals.
     Income taxes for the nine months ended July 31, 2007 were down $74 million or 13% from the same period in 2006, mainly due to higher income tax recoveries and reversals and an increase in the relative proportion of earnings subject to lower rates of tax. The prior period included a tax expense of $47 million on the repatriation of capital and retained earnings from our non-U.S. foreign operations.
     The effective tax rate was 15.7% for the quarter, compared with 15.8% for the same quarter last year and 10.0% for the prior quarter. The effective tax rate for the nine months ended July 31, 2007 was 16.5% compared with 23.0% for the same period in 2006.
     The adjusted effective tax and taxable equivalent (TEB) rates for the quarter ended July 31, 2007 (excluding the income tax recovery of $48 million and an adjustment of $21 million related to the lower effective tax rate applied to the net reversal of litigation accruals) were 22.6%(1) and 27.4%(1), respectively.
     While rates will vary from quarter to quarter, our current estimate is that the adjusted sustainable effective tax rate will be in the 20-23% range and the adjusted sustainable TEB tax rate will be in the 24-27% range. These rates are determined based on the estimated earnings in various jurisdictions over the near term and the expected enacted tax rates in these jurisdictions. The impact of one-time items is excluded.

(1)	For additional information, see the “Non-GAAP measures” section.
Review of consolidated balance sheet

	2007	2006
$ millions, as at	Jul. 31	Oct. 31

Assets
Cash and deposits with banks	$16,943	$11,853
Securities	85,200	83,498
Securities borrowed or purchased under resale agreements	35,084	25,432
Loans	160,139	145,625
Derivative instruments market valuation	20,424	17,122
Other assets	21,091	20,454

Total assets	$338,881	$303,984

Liabilities and shareholders’ equity
Deposits	$230,208	$202,891
Derivative instruments market valuation	19,435	17,330
Obligations related to securities lent or sold short or under repurchase agreements	48,079	44,221
Other liabilities	20,843	21,013
Subordinated indebtedness	6,171	5,595
Preferred share liabilities	600	600
Non-controlling interests	156	12
Shareholders’ equity	13,389	12,322

Total liabilities and shareholders’ equity	$338,881	$303,984

Assets
Total assets as at July 31, 2007 were up $34.9 billion or 11% from October 31, 2006.
     Cash and deposits with banks increased as a result of normal treasury funding requirements and the impact of the FirstCaribbean acquisition.
     The increase in securities driven by the FirstCaribbean acquisition and the reclassification of limited partnerships from other assets on November 1, 2006 under the new financial instruments accounting standards was partially offset by a decrease in trading securities in our wholesale banking reflecting normal trading activities.
     The increase in securities borrowed or purchased under resale agreements was primarily due to normal client-driven business activities.
     Loans increased largely due to volume growth in residential mortgages (net of securitizations) and cards. The FirstCaribbean acquisition also contributed to the increase.
     Derivative instruments market valuation increased primarily due to volume growth, higher mark-to-market gains on credit derivatives, and the reclassification of hedging derivative instruments from other assets under the new financial instruments accounting standards.
     Other assets increased mainly due to an increase in acceptances, and goodwill and other intangible assets acquired resulting from the FirstCaribbean acquisition. These increases were partially offset by the reclassification of hedging derivative instruments to derivative instruments market valuation and investment in limited partnerships to AFS securities, both under the new financial instruments accounting standards. In addition, as a result of acquiring

CIBC Third Quarter 2007	7

control, our investment in FirstCaribbean is no longer included in other assets.
Liabilities
Total liabilities as at July 31, 2007 were up $33.8 billion or 12% from October 31, 2006.
     Deposits increased mainly due to volume growth attributed to funding requirements and client-driven activities. The FirstCaribbean acquisition also contributed to the increase.
     Derivative instruments market valuation increased primarily due to volume growth, higher mark-to-market losses on credit derivatives, and the reclassification of hedging derivative instruments from other liabilities under the new financial instruments accounting standards.
     The increase in obligations related to securities lent or sold short or under repurchase agreements is largely as a result of normal increases from client-driven and treasury funding activities. The FirstCaribbean acquisition also contributed to the increase.
     Subordinated indebtedness increased primarily due to new issuance and the FirstCaribbean acquisition.
     The increase in non-controlling interests mainly represents the minority interest in FirstCaribbean.
Shareholders’ equity
Shareholders’ equity as at July 31, 2007 was up $1.1 billion or 9% from October 31, 2006, primarily due to an increase in retained earnings.
FirstCaribbean International Bank
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring a further 39.3% ownership interest from Barclays Bank PLC (Barclays) (FirstCaribbean acquisition). After completing the transaction, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The transaction took place at a share price of US$1.62 plus accrued dividends with a total transaction value of US$989 million ($1,153 million), which we paid in cash to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
     On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     For additional details, see Note 2 to the interim consolidated financial statements. As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at July 31, 2007 declined to 91.4%.
Exposures to U.S. residential mortgage market
During the quarter, we had mark-to-market losses, net of related hedges, of $290 million ($190 million after-tax) on CDOs and RMBS related to the U.S. residential mortgage market. As at July 31, 2007, our exposure to the U.S. residential mortgage market was approximately US$1.7 billion (excluding exposure directly hedged with other counterparties). We estimate that less than 60% of this exposure related to underlying sub-prime mortgages, while the remainder was mid-prime and higher grade assets. The exposure has been mitigated by sub-prime index hedges of approximately US$300 million.
Liquidity facilities to asset-backed commercial paper (ABCP) conduits
As at July 31, 2007, the total backstop liquidity facilities committed by CIBC to ABCP conduits in Canada and the U.S. was approximately $20 billion. Of these committed facilities, approximately 85% of the amount was for the benefit of CIBC sponsored Canadian ABCP conduits.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of any such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.

8	CIBC Third Quarter 2007

Review of quarterly financial information

			2007				2006	2005
$ millions, except per share amounts,
for the three months ended	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Revenue
CIBC Retail Markets	$2,259	$2,189	$2,151	$2,046	$2,038	$1,975	$2,068	$2,063
CIBC World Markets	582	726	784	697	677	607	679	964
Corporate and Other	138	135	156	147	111	195	111	399

Total revenue	2,979	3,050	3,091	2,890	2,826	2,777	2,858	3,426
Provision for credit losses	162	166	143	92	152	138	166	170
Non-interest expenses	1,819	1,976	1,943	1,892	1,883	1,836	1,877	2,060

Income before taxes and non-controlling interests	998	908	1,005	906	791	803	815	1,196
Income taxes	157	91	231	87	125	190	238	436
Non-controlling interests	6	10	4	—	4	28	(3)	32

Net income	$835	$807	$770	$819	$662	$585	$580	$728

Earnings per share - basic	$2.33	$2.29	$2.13	$2.34	$1.88	$1.65	$1.64	$2.08
- diluted	$2.31	$2.27	$2.11	$2.32	$1.86	$1.63	$1.62	$2.06

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) typically experience lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
     The acquisition of FirstCaribbean resulted in increased revenue in CIBC Retail Markets in the first three quarters of 2007. Mark-to-market losses, net of related hedges, on CDOs and RMBS related to the U.S. residential mortgage market resulted in lower revenue for CIBC World Markets in the current quarter, while merchant banking gains net of write-downs contributed to higher revenue in the fourth quarter of 2005. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in Corporate and Other in the second quarter of 2006 and the fourth quarter of 2005.
     Retail lending provisions increased in the first three quarters of 2007 largely due to volume-driven higher losses in the cards portfolio and the impact of the FirstCaribbean acquisition. Reversals of the general allowance were included in the second quarters of 2007 and 2006 and the fourth quarters of 2006 and 2005.
     Expenses of FirstCaribbean were included in the first three quarters of 2007. Net reversal of litigation accruals and lower performance-related compensation led to a decrease in expenses in the third quarter of 2007. Severance costs were higher in the fourth quarter of 2005.
     Income tax recoveries related to the favourable resolution of various income tax audits and reduced tax contingencies were included in the second and third quarters of 2007, the last three quarters of 2006 and the fourth quarter of 2005. The third quarter of 2007 benefited from a lower effective tax rate on the net reversal of litigation accruals. Income tax expense on the repatriation of capital and retained earnings from our foreign operations was also included in the second quarter of 2006 and the fourth quarter of 2005.

CIBC Third Quarter 2007	9

CIBC Retail Markets
CIBC Retail Markets comprises CIBC’s retail and wealth management businesses. We provide a full range of financial products and services to individual and small business clients, as well as investment management services globally to retail and institutional clients.
Results (1)

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Personal and small business banking	$537	$501	$533	$1,555	$1,533
Imperial Service	247	232	242	716	699
Retail brokerage	308	306	275	928	891
Cards	367	360	340	1,098	1,024
Mortgages and personal lending	400	361	359	1,150	1,129
Asset management	113	112	106	336	321
FirstCaribbean(2)	133	150	—	333	—
Other	154	167	183	483	484

Total revenue (a)	2,259	2,189	2,038	6,599	6,081
Provision for credit losses	170	182	159	505	519
Non-interest expenses (b)	1,341	1,353	1,251	3,982	3,733

Income before taxes	748	654	628	2,112	1,829
Income taxes	188	64	141	428	472
Non-controlling interests	5	7	—	16	—

Net income (c)	$555	$583	$487	$1,668	$1,357

Efficiency ratio (b/a)	59.3%	61.8%	61.4%	60.3%	61.3%
Amortization of other intangible assets (d)	$8	$10	$1	$21	$3
Cash efficiency ratio(3) ((b-d)/a)	59.0%	61.3%	61.3%	60.0%	61.3%
ROE(3)	48.2%	52.9%	51.4%	51.8%	48.1%
Charge for economic capital (3) (e)	$(145)	$(141)	$(124)	$(411)	$(370)
Economic profit(3) (c+e)	$410	$442	$363	$1,257	$987
Regular workforce headcount	27,098	27,266	23,197	27,098	23,197

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	Consistent with other businesses, revenue includes earnings on capital and internal funding charges.

(3)	For additional information, see the “Non-GAAP measures” section.
Financial overview
Net income was up $68 million or 14% from the same quarter last year. Revenue increased as a result of the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher securitization and retail brokerage revenue, partially offset by spread compression. Non-interest expenses were higher resulting from the FirstCaribbean acquisition. The prior year quarter benefited from $35 million of income tax recoveries.
     Net income was down $28 million or 5% from the prior quarter. Revenue was up due to higher fee income across all business lines, three more days in the quarter, volume growth in cards, deposits and mortgages, and higher securitization revenue, partially offset by spread compression. The prior quarter benefited from a tax recovery of $80 million related to the favourable resolution of an income tax audit.
     Net income for the nine months ended July 31, 2007 was up $311 million or 23% from the same period in 2006. The increase in revenue was due mainly to the FirstCaribbean acquisition, volume growth in cards, deposits and mortgages, and higher fee income in retail brokerage, mortgages and cards and securitization revenue, partially offset by spread compression. Non-interest expenses were up largely as a result of the FirstCaribbean acquisition.
Revenue
FirstCaribbean revenue is included from the date of acquisition on December 22, 2006. Prior to December 22, 2006, FirstCaribbean was equity-accounted and the revenue was included in “Other”.
Revenue was up $221 million or 11% from the same quarter last year.
     Retail brokerage revenue was up $33 million, primarily due to higher fee-based revenue resulting from growth in asset values.
     Cards revenue was up $27 million, mainly due to volume growth.
     Mortgages and personal lending revenue was up $41 million. Higher securitization revenue, higher fee income from seasonal mortgage refinancings, and volume growth in mortgages contributed to the increase. These were partially offset by spread compression.
     Asset management revenue was up $7 million, mainly due to higher fee income driven by growth in average funds managed, partially offset by higher internal commissions paid to retail brokerage and Imperial Service.
     Other revenue was down $29 million, mainly due to lower insurance revenue and treasury revenue allocations.
Revenue was up $70 million or 3% from the prior quarter.
     Personal and small business banking and Imperial Service revenue were up primarily due to higher internal commissions received from mortgages and personal lending, three more days in the quarter, increased fee income, and volume growth.
     Cards revenue was up $7 million, mainly due to volume growth, three more days in the quarter, and higher fee income, partially offset by spread compression.
     Mortgages and personal lending revenue was up $39 million. Higher fee income from seasonal mortgage refinancings, higher securitization revenue, and three more days in the quarter contributed to the increase. These increases were partially offset by spread compression and higher internal commissions paid to personal and small business banking and Imperial Service.
     Other revenue was down $13 million, mainly due to lower treasury revenue allocations.

10	CIBC Third Quarter 2007

Revenue for the nine months ended July 31, 2007 was up $518 million or 9% from the same period in 2006.
     Personal and small business banking revenue was up $22 million, primarily due to volume growth, partially offset by lower internal commissions received from mortgages and personal lending.
     Imperial Service revenue was up $17 million, mainly due to higher revenue from investment product sales, partially offset by spread compression.
     Retail brokerage revenue was up $37 million, primarily due to higher fee-based revenue resulting from growth in asset values, partially offset by lower trading commissions.
     Cards revenue was up $74 million, primarily due to volume growth and higher fee income, partially offset by spread compression.
     Mortgages and personal lending revenue was up $21 million. Higher securitization revenue, volume growth in mortgages, and higher fee income from seasonal mortgage refinancings were partially offset by spread compression.
     Asset management revenue was up $15 million due to higher fee income driven by growth in average funds managed, partially offset by higher internal commissions paid to retail brokerage and Imperial Service.
Provision for credit losses
Provision for credit losses was up $11 million or 7% from the same quarter last year, largely due to volume-driven increased losses in the cards portfolio and the impact of the FirstCaribbean acquisition.
     Provision for credit losses was down $12 million or 7% from the prior quarter, primarily due to lower losses in the cards and small business portfolios, offset in part by higher losses in the personal lending portfolio.
     Provision for credit losses for the nine months ended July 31, 2007 was down $14 million or 3% from the same period in 2006, largely due to improvements in the personal lending portfolio, partially offset by volume-driven increased losses in the cards portfolio and the impact of the FirstCaribbean acquisition.
Non-interest expenses
Non-interest expenses were up $90 million or 7% from the same quarter last year and up $249 million or 7% for the nine months ended July 31, 2007 from the same period in 2006, largely due to the FirstCaribbean acquisition.
     Non-interest expenses were down $12 million or 1% from the prior quarter, primarily due to lower communication expenses.
Income taxes
Income taxes were up $47 million or 33% from the same quarter last year and up $124 million from the prior quarter, primarily due to the tax recoveries noted above. Higher income in the quarter also contributed to the increase in income taxes.
     Income taxes for the nine months ended July 31, 2007 were down $44 million or 9% from the same period in 2006, mainly due to an increase in the relative proportion of earnings subject to lower rates of tax.
Non-controlling interests
Non-controlling interests represents the minority interest in FirstCaribbean.
Regular workforce headcount
The regular workforce headcount was up 3,901 from the same quarter last year, largely due to the FirstCaribbean acquisition and a realignment of staff from Administration, Technology and Operations.

CIBC Third Quarter 2007	11

CIBC World Markets
CIBC World Markets is the wholesale and corporate banking arm of CIBC, providing a range of integrated credit and capital markets, investment banking, and merchant banking products and services to clients in key financial markets in North America and around the world. We provide capital solutions and advisory expertise across a wide range of industries as well as research for our corporate, government and institutional clients.
Results (1)

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB)(2)
Capital markets	$28	$351	$325	$828	$1,050
Investment banking and credit products(3)	328	247	217	779	573
Commercial banking(3)	127	121	126	369	369
Merchant banking	161	85	90	323	171
Other	3	(24)	(22)	(26)	(53)

Total revenue (TEB)(2) (a)	647	780	736	2,273	2,110
TEB adjustment	65	54	59	181	147

Total revenue (b)	582	726	677	2,092	1,963
(Recovery of) provision for credit losses	(8)	4	(7)	(14)	(38)
Non-interest expenses (c)	384	524	518	1,459	1,556

Income before taxes and non-controlling interests	206	198	166	647	445
Income tax (benefit) expense	(56)	1	(25)	(22)	14
Non-controlling interests	1	3	1	4	3

Net income (d)	$261	$194	$190	$665	$428

Efficiency ratio (c/b)	66.0%	72.2%	76.5%	69.8%	79.3%
Efficiency ratio (TEB)(2) (c/a)	59.3%	67.1%	70.4%	64.2%	73.7%
ROE(2)	51.7%	36.8%	39.1%	43.3%	29.5%
Charge for economic capital(2) (e)	$(64)	$(67)	$(62)	$(195)	$(186)
Economic profit(2) (d+e)	$197	$127	$128	$470	$242
Regular workforce headcount	2,339	2,353	2,252	2,339	2,252

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.

(2)	For additional information, see the “Non-GAAP measures” section.

(3)	Effective November 1, 2006, all cash management revenue previously allocated to investment banking and credit products was transferred to commercial banking on a retroactive basis.
Financial overview
Net income was up $71 million or 37% from the same quarter last year. Revenue was down largely due to the mark-to-market losses, net of related hedges, of $290 million ($190 million after-tax) on CDOs and RMBS related to the U.S. residential mortgage market, offset in part by higher investment banking and credit products and merchant banking revenue. Non-interest expenses were lower mainly due to the $75 million net reversal of litigation accruals. Taxes were also lower resulting from the lower effective tax rate on the net reversal of litigation accruals noted above.
     Net income was up $67 million or 35% from the prior quarter. Revenue and non-interest expenses were lower due to the reasons noted above. Income taxes were lower primarily due to the tax recovery of $48 million and the lower effective tax rate on the net reversal of litigation accruals noted above.
     Net income for the nine months ended July 31, 2007 was up $237 million or 55% from the same period in 2006. Revenue increased mainly due to higher investment banking and credit products and merchant banking revenue, offset in part by the mark-to-market losses on the CDOs and RMBS noted above. Non-interest expenses were lower resulting from the net reversal of litigation accruals noted above. Taxes were also lower due to the lower effective tax rate on the net reversal of litigation accruals noted above.
Revenue
Revenue was down $95 million or 14% from the same quarter last year.
     Capital markets revenue was down $297 million, driven by the mark-to-market losses on the CDOs and RMBS noted above.
     Investment banking and credit products revenue was up $111 million, primarily due to higher gains associated with corporate loan hedging programs, higher U.S. and Canadian investment banking revenue, and higher revenue in a consolidated variable interest entity (VIE).
     Merchant banking revenue was up $71 million, resulting from higher gains net of write-downs.
     Other revenue was up $25 million, primarily due to lower interest expense on tax settlements.
Revenue was down $144 million or 20% from the prior quarter.
     Capital markets revenue was down $323 million, driven by the mark-to-market losses on the CDOs and RMBS noted above and lower revenue in equity and commodity structured products, and Canadian and U.S. equities.
     Investment banking and credit products revenue was up $81 million, primarily due to higher gains associated with corporate loan hedging programs, higher U.S. and Canadian investment banking revenue, and higher revenue in a consolidated VIE. These increases were partially offset by lower revenue in U.S. real estate finance, which completed its largest commercial mortgage-backed securities offering in the prior quarter.
     Merchant banking revenue was up $76 million, resulting from higher gains net of write-downs.
     Other revenue was up $27 million, primarily due to higher treasury revenue allocations and interest income on tax settlements.
Revenue for the nine months ended July 31, 2007 was up $129 million or 7% from the same period in 2006.
     Capital markets revenue was down $222 million, primarily due to the mark-to-market losses on the CDOs and RMBS noted above, partially offset by higher revenue

12	CIBC Third Quarter 2007

in equity and commodity structured products and Canadian equities.
     Investment banking and credit products revenue was up $206 million, primarily due to higher gains associated with corporate loan hedging programs, and higher revenue in a consolidated VIE, investment banking, and U.S. real estate finance.
     Merchant banking revenue was up $152 million, resulting from higher gains net of write-downs.
     Other revenue was up $27 million, primarily due to lower interest expense on tax settlements.
(Recovery of) provision for credit losses
Recovery of credit losses was $8 million, compared with a provision of $4 million in the prior quarter, primarily due to net reversals in commercial banking and higher recoveries in the U.S.
     Recovery of credit losses for the nine months ended July 31, 2007 was down $24 million or 63% from the same period in 2006, as higher recoveries in Europe and lower losses net of recoveries in commercial banking were more than offset by higher losses net of recoveries in the U.S.
Non-interest expenses
Non-interest expenses were down $134 million or 26% from the same quarter last year and down $140 million or 27% from the prior quarter, primarily due to the net reversal of litigation accruals noted above and lower performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2007 were down $97 million or 6% from the same period in 2006, primarily due to the net reversal of litigation accruals noted above.
Income taxes
Income tax benefit was up $31 million from the same quarter last year, primarily due to the lower effective tax rate on the net reversal of litigation accruals noted above.
     Income tax benefit was $56 million, compared with an income tax expense of $1 million in the prior quarter, primarily due to the tax recovery and the lower effective tax rate on the net reversal of litigation accruals noted above.
     Income tax benefit for the nine months ended July 31, 2007 was $22 million, compared with an income tax expense of $14 million from the same period in 2006, primarily due to the lower effective tax rate on the net reversal of litigation accruals noted above.
Regular workforce headcount
The regular workforce headcount was up 87 from the same quarter last year, primarily due to a realignment of staff from Administration, Technology and Operations into commercial banking.

CIBC Third Quarter 2007	13

Corporate and Other
Corporate and Other comprises the five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Risk Management – that support CIBC’s business lines, as well as CIBC Mellon joint ventures, and other income statement and balance sheet items, including the general allowance, not directly attributable to the business lines. The general allowance applicable to FirstCaribbean is determined locally and is included in CIBC Retail Markets. The revenue and expenses of the functional groups are generally allocated to the business lines.
     During the quarter, we moved the Treasury function from Treasury and Risk Management (TRM) into Finance. TRM was subsequently renamed Risk Management.
Results (1)

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$138	$135	$111	$429	$417
Recovery of credit losses	—	(20)	—	(20)	(25)
Non-interest expenses	94	99	114	297	307

Income (loss) before taxes and non-controlling interests	44	56	(3)	152	135
Income taxes	25	26	9	73	67
Non-controlling interests	—	—	3	—	26

Net income (loss)	$19	$30	$(15)	$79	$42

Regular workforce headcount	10,878	10,869	11,332	10,878	11,332

(1)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was $19 million, compared with a net loss of $15 million from the same quarter last year, primarily due to higher revenue from treasury and lower unallocated corporate support costs.
     Net income was down $11 million or 37% from the prior quarter, primarily due to the reversal of the general allowance for credit losses in the prior quarter, partially offset by higher earnings from the CIBC Mellon joint ventures and lower unallocated corporate support costs.
     Net income for the nine months ended July 31, 2007 was up $37 million or 88% from the same period in 2006, primarily due to higher revenue from treasury and CIBC Mellon joint ventures and lower project costs, partially offset by higher unallocated corporate support costs.
Revenue
Revenue was up $27 million or 24% from the same quarter last year, primarily due to higher revenue from treasury and CIBC Mellon joint ventures.
     Revenue for the nine months ended July 31, 2007 was up $12 million or 3% from the same period in 2006, primarily due to higher revenue from treasury and CIBC Mellon joint ventures. The prior year period included foreign exchange revenue of $47 million on the repatriation of capital and retained earnings from our non-U.S. foreign operation and revenue from a VIE which was deconsolidated as of July 31, 2006.
Recovery of credit losses
A $20 million reversal of the general allowance for credit losses was included in the nine months ended July 31, 2007, compared with $25 million in the prior year period.
Non-interest expenses
Non-interest expenses were down $20 million or 18% from the same quarter last year, primarily due to lower unallocated corporate support costs.
     Non-interest expenses for the nine months ended July 31, 2007 were down $10 million or 3% from the same period in 2006, primarily due to lower project costs, partially offset by higher unallocated corporate support costs.
Income taxes
Income taxes were up $16 million from the same quarter last year, primarily due to higher income.
     Income taxes for the nine months ended July 31, 2007 were up $6 million or 9% from the same period in 2006, primarily due to higher income subject to tax. The prior year period included an income tax expense of $47 million on the repatriation noted above.
Non-controlling interests
Non-controlling interests in the third quarter of 2006 and the nine months ended July 31, 2006 represents the minority interest in a consolidated VIE. The VIE was deconsolidated as of July 31, 2006.
Regular workforce headcount
The regular workforce headcount was down 454 from the same quarter last year, primarily due to the reduction of back office functions and the realignment of staff to the business groups. These decreases were partially offset by the transfer of staff from an external service provider relating to the repatriation of desktop support and related network management services to CIBC.

14	CIBC Third Quarter 2007

Management of risk
Our approach to the management of risk and capital resources has not changed significantly from that described on pages 53 to 66 of the 2006 Annual Accountability Report.
Management of credit risk
CREDIT QUALITY PERFORMANCE

	2007	2006
$ millions, as at	Jul. 31	Oct. 31

Gross impaired loans
Consumer	$526	$386
Business and government	397	244

Total gross impaired loans	$923	$630

Allowance for credit losses
Consumer	$367	$363
Business and government	241	181

Specific allowance	608	544
General allowance	892	900

Total allowance for credit losses	$1,500	$1,444

Gross impaired loans were up $293 million or 47% from October 31, 2006. Consumer gross impaired loans were up $140 million or 36%. Business and government gross impaired loans were up $153 million or 63%. Total gross impaired loans decreased $20 million in Canada, increased $14 million in the U.S. and $299 million in other countries. The overall increase in gross impaired loans was largely due to the FirstCaribbean acquisition.
     Allowance for credit losses was up $56 million or 4% from October 31, 2006. Specific allowance was up $64 million or 12% from the year-end, primarily due to the FirstCaribbean acquisition. This increase was partially offset by a reduction in the specific allowance of the remainder of the loan portfolio. The general allowance totalled $892 million, down $8 million from the year-end. The reversal of $26 million of general allowance, and a transfer of $5 million to specific allowance related to the student loans portfolio were largely offset by the FirstCaribbean acquisition.
     For details on the provision for credit losses, see the “Review of consolidated statement of operations” section.
Management of market risk
Trading activities
The following table shows Value-at-Risk (VaR) by risk-type for CIBC’s trading activities. Total average risk was down from the same quarter last year primarily due to lower levels of equity risk and increased portfolio diversification, partially offset by higher levels of credit spread risk. Credit spread risk increased during the quarter primarily due to higher spread levels for structured credit assets.
     Trading revenue (TEB)(A) was positive for 66% of the days in the quarter and 79% of the days for the nine months ended July 31, 2007. Trading losses exceeded VaR for three days during the quarter, reflecting losses on structured credit assets, which were marked-to-market periodically.
VaR BY RISK TYPE - TRADING PORTFOLIO

	As at or for the three months ended										For the nine months ended
					Jul. 31, 2007		Apr. 30, 2007		Jul. 31, 2006		Jul. 31, 2007	Jul. 31, 2006
$ millions	High		Low		As at	Average	As at	Average	As at	Average	Average	Average

Interest rate risk	$8.7		$4.6		$8.4	$7.2	$7.5	$7.0	$7.1	$7.3	$7.1	$5.8
Credit spread risk	12.4		4.5		11.4	6.9	4.7	3.9	5.5	5.3	4.8	4.9
Equity risk	6.3		4.0		4.3	5.3	5.8	5.9	4.6	6.1	5.9	6.1
Foreign exchange risk	1.2		0.1		0.4	0.5	0.4	0.5	0.4	0.3	0.4	0.3
Commodity risk	2.3		1.0		1.2	1.3	1.0	1.4	2.2	1.9	1.4	1.7
Diversification effect(1)	n/m	(2)	n/m	(2)	(14.8)	(11.3)	(9.7)	(9.5)	(10.4)	(10.6)	(10.2)	(9.4)

Total risk	$12.4		$8.1		$10.9	$9.9	$9.7	$9.2	$9.4	$10.3	$9.4	$9.4

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(A)	For additional information, see the “Non-GAAP measures” section on page 37 of our 2006 Annual Accountability Report.

CIBC Third Quarter 2007	15

Non-trading activities
The following table shows the potential impact of an immediate 100 basis points increase or decrease in interest rates over the next 12 months, as adjusted for estimated prepayments.

INTEREST RATE SENSITIVITY - NON TRADING (AFTER-TAX)	2007	2007	2006
$ millions, as at	Jul. 31	Apr. 30	Jul. 31

100 basis points increase in interest rates
Impact on net interest income	$30	$22	$34
Impact on shareholders’ equity(1)	205	292	183
100 basis points decrease in interest rates
Impact on net interest income	$(99)	$(95)	$(70)
Impact on shareholders’ equity(1)	(278)	(326)	(183)

(1)	Measured on a present value basis.
Management of liquidity risk
Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments.
     Core personal deposits remain a prime source of dependable retail funding. As at July 31, 2007, Canadian dollar deposits from individuals totalled $83.0 billion (October 31, 2006: $77.4 billion).
     Strategies for managing liquidity risk include maintaining diversified sources of wholesale term funding, asset securitization initiatives, capital and subordinated debt issuance, and maintenance of segregated pools of high-quality liquid assets that can be sold or pledged as security to provide a ready source of cash.
     The following table summarizes our liquid assets:

	2007	2006
$ billions, as at	Jul. 31	Oct. 31

Cash	$1.0	$0.9
Deposits with banks	15.9	10.9
Securities(1)	67.1	66.8
Securities borrowed or purchased under resale agreements	35.1	25.4

	$119.1	$104.0

(1)	Includes available-for-sale securities (2006: investment securities) and securities designated at fair value with residual term to contractual maturity within one year, and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at July 31, 2007 totalled $26.0 billion (October 31, 2006: $25.5 billion).
Management of capital resources
Regulatory capital
We manage capital in accordance with policies established by the Board and a Board-approved annual capital plan.
     Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (OSFI).

	2007		2006
$ millions, as at	Jul. 31		Oct. 31

Tier 1 capital	$12,082		$11,935
Total regulatory capital	17,163		16,583
Risk-weighted assets	125,030		114,780
Tier 1 capital ratio	9.7%		10.4%
Total capital ratio	13.7%		14.5%
Assets-to-capital multiple	19.4	x	18.0	x

Our Tier 1 ratio was down 0.7% from the year-end, largely due to an increase in risk-weighted assets and goodwill, both arising from the acquisition of FirstCaribbean. These factors were partially offset by the increase in consolidated retained earnings, and the minority interest in FirstCaribbean.
     Our Total capital ratio was down 0.8% from the year-end, largely due to the factors noted above and reduction in subordinated indebtedness eligible for inclusion in Tier 2 capital.

16	CIBC Third Quarter 2007

Significant capital management activities
The following table summarizes our significant capital management activities:

	For the three		For the nine
	months ended		months ended
$ millions	July 31, 2007		July 31, 2007

Issue of Class A Preferred Shares	$—		$750
Redemption of Class A Preferred Shares	416	(1)	832	(1)
Issue of common shares (options exercised)	15		86
Purchase of common shares for cancellation	306	(2)	306	(2)
Issue of subordinated indebtedness	292		292
Dividends
Preferred shares - classified as equity	36		109
Preferred shares - classified as liabilities	7		23
Common shares	258		752

(1)	Includes $16 million (for the nine months ended July 31, 2007: $32 million) of premium on the redemptions of preferred shares.

(2)	Includes $277 million of premium on the purchase of common shares.
For additional details, see Note 5 to the interim consolidated financial statements.
Normal course issuer bid
On April 30, 2007, the Toronto Stock Exchange accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid commenced on May 2, 2007 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2007. Under this bid, from time to time we may purchase for cancellation up to 10 million common shares.
     Common shares purchased during the quarter are included in the table above.
Dividends
During the second quarter of 2007, we increased our quarterly common share dividend from $0.70 per share to $0.77 per share. Subsequent to the quarter end, on August 30, 2007, we announced an increase to our quarterly common share dividend of 13% or 10 cents per share (to 87 cents per share).
Off-balance sheet arrangements and contractual obligations
Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include transactions with VIEs, derivatives, credit-related arrangements and guarantees. Details on our off-balance sheet arrangements are provided on pages 67 to 69 of the 2006 Annual Accountability Report. For additional details on securitizations and guarantees, see the notes to the interim consolidated financial statements. There were no other significant changes to off-balance sheet arrangements for the three and nine months ended July 31, 2007.
Contractual obligations
Details on our contractual obligations are provided on page 69 of the 2006 Annual Accountability Report.
     On November 1, 2006, we amended an information technology services contract with an external service provider to extend an existing three year commitment to seven years, and thereby increased the purchase obligation by approximately $600 million through 2013. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Critical accounting policies and estimates
A summary of significant accounting policies is presented in Note 1 to the 2006 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. Significant changes in accounting policies were adopted on November 1, 2006 related to the financial instruments standards noted below. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 70 to 73 of the 2006 Annual Accountability Report.
Changes in accounting policy
Financial instruments
On November 1, 2006, we adopted the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges” (including the amendments to the transitional provisions finalized by the CICA on December 15, 2006 by way of a Board Notice), 1530 “Comprehensive Income,” and 3251 “Equity.”
     The standards require that all financial assets be classified as trading, designated at fair value, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all

CIBC Third Quarter 2007	17

derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held-to-maturity, and available-for-sale equities that do not have quoted market values in an active market. All financial liabilities must be recorded at amortized cost with the exception of derivatives and other financial liabilities classified as trading or designated at fair value, which must be carried at fair value. As required, these standards have been applied as an adjustment to opening retained earnings and accumulated other comprehensive income (AOCI). As a result, retained earnings decreased by $50 million; and AOCI increased by $123 million, excluding the impact of the reclassification of the foreign currency translation adjustments opening balance to AOCI. Prior period balances have not been restated.
     For further details, see Note 1 to the interim consolidated financial statements.
Future accounting changes
Leveraged leases
In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard 13, “Accounting for Leases,” certain aspects of which are incorporated in the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective for CIBC beginning November 1, 2007.
     For additional details, see page 130 of our 2006 Annual Accountability Report.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective for CIBC beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections, 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation.” These new standards are effective for CIBC beginning November 1, 2007.
     These sections replace CICA handbook section 3861, “Financial Instruments – Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Controls and procedures
Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2007, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

18	CIBC Third Quarter 2007

Non-GAAP measures
We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 37 of the 2006 Annual Accountability Report.
     In the first quarter of 2007, we introduced the cash basis measures which include: basic and diluted EPS and cash efficiency ratio. Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.
     The following tables provide a reconciliation of our non-GAAP to GAAP measures:

		For the three months ended			For the nine months ended
		2007	2007	2006	2007	2006
$ millions		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income		$1,180	$1,079	$1,121	$3,318	$3,305
Non-interest income		1,799	1,971	1,705	5,802	5,156

Total revenue per financial statements	A	2,979	3,050	2,826	9,120	8,461
TEB adjustment	B	65	54	59	181	147

Total revenue (TEB)(1)	C	$3,044	$3,104	$2,885	$9,301	$8,608

Non-interest expenses per financial statements	D	$1,819	$1,976	$1,883	$5,738	$5,596
Less: amortization of other intangible assets		11	12	7	28	21

Cash non-interest expenses	E	$1,808	$1,964	$1,876	$5,710	$5,575

Income before taxes and non-controlling interests per financial statements	F	$998	$908	$791	$2,911	$2,409
TEB adjustment	B	65	54	59	181	147

Income before taxes and non-controlling interests (TEB) (1)	G	$1,063	$962	$850	$3,092	$2,556

Reported income taxes per financial statements	H	$157	$91	$125	$479	$553
TEB adjustment	B	65	54	59	181	147
Income tax recoveries	I	48	80	72	128	107
Other tax adjustments	J	21	11	(10)	32	(10)

Adjusted income taxes (1)	K	$291	$236	$246	$820	$797

Net income applicable to common shares	L	$783	$772	$629	$2,271	$1,728
Add: after tax effect of amortization of other intangible assets		8	9	5	21	15

Cash net income applicable to common shares (1)	M	$791	$781	$634	$2,292	$1,743

Basic weighted average common shares (thousands)	N	335,755	337,320	335,513	336,511	335,004
Diluted weighted average common shares (thousands)	O	338,691	340,613	338,461	339,739	338,233

Cash efficiency ratio (TEB) (1)	E/C	59.4%	63.2%	65.0%	61.4%	64.8%
Reported effective income tax rate (TEB) (1)	(H+B)/G	20.9%	15.1%	21.6%	21.3%	27.4%
Adjusted effective income tax rate (1)	(H+I+J)/F	22.6%	20.0%	23.6%	22.0%	27.0%
Adjusted effective income tax rate (TEB)(1)	K/G	27.4%	24.5%	28.9%	26.5%	31.2%
Cash basic EPS (1)	M/N	$2.36	$2.32	$1.89	$6.81	$5.20
Cash diluted EPS (1)	M/O	$2.34	$2.29	$1.87	$6.75	$5.15

(1)	Non-GAAP measure.

CIBC Third Quarter 2007	19

CIBC Interim Consolidated Financial Statements
CONSOLIDATED STATEMENT OF OPERATIONS

		For the three months ended			For the nine months ended
		2007	2007	2006	2007	2006
Unaudited, $ millions		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Interest income
Loans		$2,501	$2,350	$2,206	$7,155	$6,247
Securities borrowed or purchased under resale agreements		596	499	402	1,567	1,101
Securities		755	719	707	2,236	1,967
Deposits with banks		212	200	115	585	300

		4,064	3,768	3,430	11,543	9,615

Interest expense
Deposits		2,003	1,928	1,591	5,834	4,363
Other liabilities		798	678	633	2,141	1,702
Subordinated indebtedness		76	75	78	227	222
Preferred share liabilities		7	8	7	23	23

		2,884	2,689	2,309	8,225	6,310

Net interest income		1,180	1,079	1,121	3,318	3,305

Non-interest income
Underwriting and advisory fees		192	178	137	555	454
Deposit and payment fees		205	193	201	591	583
Credit fees		77	82	77	228	227
Card fees		68	60	61	198	177
Investment management and custodial fees		136	130	120	396	352
Mutual fund fees		226	216	201	654	596
Insurance fees, net of claims		55	62	63	175	167
Commissions on securities transactions		224	226	204	679	663
Trading revenue (Note 8)		35	296	275	706	844
Investment securities gains, net		n/a	n/a	51	n/a	44
Realized net gains on available-for-sale securities		137	119	n/a	388	n/a
Revenue on financial instruments designated at fair value and related economic hedges (Note 9)		45	59	n/a	147	n/a
Income from securitized assets		121	136	113	386	358
Foreign exchange other than trading		105	101	70	290	238
Other		173	113	132	409	453

		1,799	1,971	1,705	5,802	5,156

Total revenue		2,979	3,050	2,826	9,120	8,461

Provision for credit losses (Note 3)		162	166	152	471	456

Non-interest expenses
Employee compensation and benefits		1,100	1,126	1,090	3,386	3,224
Occupancy costs		152	152	136	454	426
Computer and office equipment		279	279	278	821	825
Communications		77	88	74	236	224
Advertising and business development		59	66	53	175	154
Professional fees		45	43	35	127	120
Business and capital taxes		31	34	33	100	99
Other		76	188	184	439	524

		1,819	1,976	1,883	5,738	5,596

Income before income taxes and non-controlling interests		998	908	791	2,911	2,409
Income tax expense		157	91	125	479	553

		841	817	666	2,432	1,856
Non-controlling interests		6	10	4	20	29

Net income		$835	$807	$662	$2,412	$1,827

Earnings per share (in dollars) (Note 11)	-Basic	$2.33	$2.29	$1.88	$6.75	$5.16
	-Diluted	$2.31	$2.27	$1.86	$6.69	$5.11
Dividends per common share (in dollars)		$0.77	$0.77	$0.70	$2.24	$2.06

n/a	not applicable. Beginning November 1, 2006, certain new accounting categories have been created pursuant to adoption of the Canadian Institute of Chartered Accountants (CICA) handbook sections 3855, 3865, 1530 and 3251. These sections were adopted on a prospective basis with no restatement of prior period information. See Note 1 for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

20	CIBC Third Quarter 2007

CONSOLIDATED BALANCE SHEET

	2007	2006
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,337	$1,317

Interest-bearing deposits with banks	15,606	10,536

Securities
Trading (Note 8)	63,452	62,331
Available-for-sale	14,120	n/a
Designated at fair value (Note 9)	7,628	n/a
Investment	n/a	21,167

	85,200	83,498

Securities borrowed or purchased under resale agreements	35,084	25,432

Loans
Residential mortgages	90,582	81,358
Personal	29,136	28,052
Credit card	8,442	7,253
Business and government (Notes 8 and 9)	33,478	30,404
Allowance for credit losses (Note 3)	(1,499)	(1,442)

	160,139	145,625

Other
Derivative instruments market valuation (Note 7)	20,424	17,122
Customers’ liability under acceptances	7,689	6,291
Land, buildings and equipment	2,082	2,032
Goodwill	1,964	982
Other intangible assets	446	192
Other assets	8,910	10,957

	41,515	37,576

	$338,881	$303,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$91,615	$81,829
Business and government (Note 9)	122,346	107,468
Bank (Note 9)	16,247	13,594

	230,208	202,891

Other
Derivative instruments market valuation (Note 7)	19,435	17,330
Acceptances	7,689	6,297
Obligations related to securities sold short (Notes 8 and 9)	14,035	13,788
Obligations related to securities lent or sold under repurchase agreements	34,044	30,433
Other liabilities	13,154	14,716

	88,357	82,564

Subordinated indebtedness	6,171	5,595

Preferred share liabilities	600	600

Non-controlling interests	156	12

Shareholders’ equity
Preferred shares	2,331	2,381
Common shares	3,121	3,064
Treasury shares	(11)	(19)
Contributed surplus	85	70
Foreign currency translation adjustments	n/a	(442)
Retained earnings	8,450	7,268
Accumulated other comprehensive income (AOCI) (Note 6)	(587)	n/a

	13,389	12,322

	$338,881	$303,984

n/a	not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2007	21

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Preferred shares
Balance at beginning of period	$2,731	$2,431	$2,381	$2,381	$2,381
Issue of preferred shares	—	300	—	750	—
Redemption of preferred shares	(400)	—	—	(800)	—

Balance at end of period	$2,331	$2,731	$2,381	$2,331	$2,381

Common shares
Balance at beginning of period	$3,135	$3,114	$3,031	$3,064	$2,952
Issue of common shares	15	21	6	86	85
Purchase of common shares for cancellation	(29)	—	—	(29)	—

Balance at end of period	$3,121	$3,135	$3,037	$3,121	$3,037

Treasury shares
Balance at beginning of period	$(4)	$(1)	$(4)	$(19)	$—
Purchases	(2,045)	(1,213)	(588)	(4,614)	(2,658)
Sales	2,038	1,210	568	4,622	2,634

Balance at end of period	$(11)	$(4)	$(24)	$(11)	$(24)

Contributed surplus
Balance at beginning of period	$76	$74	$53	$70	$58
Stock option expense	2	1	1	5	4
Stock options exercised	(2)	(1)	—	(7)	(8)
Net premium on treasury shares	—	2	13	8	13
Other	9	—	—	9	—

Balance at end of period	$85	$76	$67	$85	$67

Foreign currency translation adjustments
Balance at beginning of period	$—	$—	$(466)	$(442)	$(327)
Transitional adjustment on adoption of new accounting policies(1)	—	—	—	442	—
Foreign exchange losses from investment in subsidiaries and other items	n/a	n/a	182	n/a	(572)
Foreign exchange gains from hedging activities	n/a	n/a	(199)	n/a	708
Income tax expense	n/a	n/a	68	n/a	(224)

Balance at end of period	$—	$—	$(415)	$—	$(415)

Retained earnings
Balance at beginning of period, as previously reported	$8,200	$7,693	$6,315	$7,268	$5,667
Transitional adjustment on adoption of new accounting policies(1)	—	—	—	(50)	—

Balance at beginning of period, as restated	8,200	7,693	6,315	7,218	5,667
Net income	835	807	662	2,412	1,827
Dividends
Preferred	(36)	(35)	(33)	(109)	(99)
Common	(258)	(259)	(234)	(752)	(690)
Premium on redemption of preferred shares (classified as equity)	(16)	—	—	(32)	—
Premium on purchase of common shares for cancellation	(277)	—	—	(277)	—
Other	2	(6)	2	(10)	7

Balance at end of period	$8,450	$8,200	$6,712	$8,450	$6,712

Accumulated other comprehensive income , net of tax (Note 6)
Balance at beginning of period	$(382)	$(144)	n/a	n/a	n/a
Transitional adjustment on adoption of new accounting policies(1)	—	—	n/a	(319)	n/a
Other comprehensive income	(205)	(238)	n/a	(268)	n/a

Balance at end of period	$(587)	$(382)	n/a	$(587)	n/a

Retained earnings and AOCI	$7,863	$7,818	$6,712	$7,863	$6,712

Shareholders’ equity at end of period	$13,389	$13,756	$11,758	$13,389	$11,758

(1)	Represents the transitional adjustment on adoption of the CICA handbook sections 3855, 3865, 1530 and 3251. See Note 1 for additional details.

n/a	not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC Third Quarter 2007

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

			For the nine
	For the three months ended		months ended
	2007	2007	2007
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31

Net income	$835	$807	$2,412

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments
Net losses on investment in self-sustaining foreign operations(1)	(719)	(1,089)	(1,003)
Net gains on hedges of foreign currency translation adjustments(2)	549	840	786

	(170)	(249)	(217)

Net change in available-for-sale securities
Net unrealized (losses) gains on securities available-for-sale(3)	(43)	74	(12)
Transfer of net (gains) losses to net income(4)	(17)	1	(44)

	(60)	75	(56)

Net change in cash flow hedges
Net losses on derivatives designated as cash flow hedges(5)	(31)	(55)	(13)
Net losses (gains) on derivatives designated as cash flow hedges transferred to net income(6)	56	(9)	18

	25	(64)	5

Total other comprehensive loss(7)	(205)	(238)	(268)

Comprehensive income	$630	$569	$2,144

(1)	Net of income tax benefit of $2 million for the three and nine months ended July 31, 2007.

(2)	Net of income tax (expense) of $(275) million and $(387) million for the three and nine months ended July 31, 2007, respectively.

(3)	Net of income tax benefit of $27 million and $4 million for the three and nine months ended July 31, 2007, respectively.

(4)	Net of income tax (expense) of $(9) million and $(24) million for the three and nine months ended July 31, 2007, respectively.

(5)	Net of income tax benefit of $16 million and $6 million for the three and nine months ended July 31, 2007, respectively.

(6)	Net of income tax benefit of $30 million and $9 million for the three and nine months ended July 31, 2007, respectively.

(7)	Includes non-controlling interest of nil and $1 million for the three and nine months ended July 31, 2007, respectively.
The accompanying notes are an integral part of these interim consolidated financial statements .

CIBC Third Quarter 2007	23

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income	$835	$807	$662	$2,412	$1,827
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	162	166	152	471	456
Amortization of buildings, furniture, equipment and leasehold improvements	52	59	50	164	155
Amortization of other intangible assets	11	12	7	28	21
Stock-based compensation	(3)	(2)	(6)	13	15
Future income taxes	91	51	23	205	193
Investment securities gains realized, net	n/a	n/a	(51)	n/a	(44)
Realized net gains on available for sale securities	(137)	(119)	n/a	(388)	n/a
Gains on disposal of land, buildings and equipment	—	—	—	—	(1)
Other non-cash items, net	119	(11)	—	158	—
Changes in operating assets and liabilities
Accrued interest receivable	(5)	74	(6)	(37)	(111)
Accrued interest payable	118	29	20	(327)	233
Amounts receivable on derivative contracts	(3,033)	450	1,191	(2,987)	2,912
Amounts payable on derivative contracts	2,214	629	(1,446)	1,885	(2,883)
Net change in trading securities	(48)	4,709	(1,496)	423	(6,816)
Net change in securities designated at fair value	(1,496)	837	n/a	(1,288)	n/a
Net change in other assets and liabilities designated at fair value	—	1,194	n/a	1,381	n/a
Current income taxes	16	(457)	24	(818)	297
Other, net	(510)	1,325	(1,025)	(927)	(2,880)

	(1,614)	9,753	(1,901)	368	(6,626)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	9,937	(3,619)	6,512	11,872	7,281
Obligations related to securities sold short	(236)	(14)	(3,860)	(319)	(747)
Net obligations related to securities lent or sold under repurchase agreements	2,272	2,517	3,210	3,611	10,567
Issue of subordinated indebtedness	288	59	—	347	1,300
Redemption of subordinated indebtedness	—	—	(20)	—	(520)
Issue of preferred shares	—	300	—	750	—
Redemption of preferred shares	(416)	—	—	(832)	—
Issue of common shares	15	21	6	86	85
Purchase of common shares for cancellation	(306)	—	—	(306)	—
Net proceeds from treasury shares (purchased) sold	(7)	(3)	(20)	8	(24)
Dividends	(294)	(294)	(267)	(861)	(789)
Other, net	(555)	(154)	385	(356)	240

	10,698	(1,187)	5,946	14,000	17,393

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(872)	1,020	(297)	(2,346)	417
Loans, net of repayments	(6,140)	(5,976)	(5,466)	(10,821)	(7,412)
Proceeds from securitizations	1,581	1,698	2,705	5,816	6,599
Investment securities
Purchase of securities	n/a	n/a	(3,694)	n/a	(13,089)
Proceeds from sale of securities	n/a	n/a	1,229	n/a	3,770
Proceeds from maturity of securities	n/a	n/a	772	n/a	2,309
Available-for-sale securities
Purchase of securities	(1,484)	(2,618)	n/a	(5,889)	n/a
Proceeds from sale of securities	1,453	3,353	n/a	6,268	n/a
Proceeds from maturity of securities	182	986	n/a	3,564	n/a
Net securities borrowed or purchased under resale agreements	(4,168)	(6,948)	82	(9,652)	(3,126)
Net cash used in acquisition(1)	—	(262)	—	(1,040)	(75)
Purchase of land, buildings and equipment	—	—	(53)	(233)	(59)
Proceeds from disposal of land, buildings and equipment	—	—	—	—	7

	(9,448)	(8,747)	(4,722)	(14,333)	(10,659)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	(6)	(50)	8	(15)	(14)

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(370)	(231)	(669)	20	94
Cash and non-interest-bearing deposits with banks at beginning of period	1,707	1,938	2,073	1,317	1,310

Cash and non-interest-bearing deposits with banks at end of period	$1,337	$1,707	$1,404	$1,337	$1,404

Cash interest paid	$2,766	$2,660	$2,289	$8,552	$6,077
Cash income taxes paid	$50	$496	$77	$1,091	$62

1)	Primarily relates to acquisition of FirstCaribbean International Bank and acquisition of the remaining non-controlling interest in INTRIA Items Inc.

n/a	not applicable. See the “Consolidated statement of operations” for additional details.
The accompanying notes are an integral part of these interim consolidated financial statements.

24	CIBC Third Quarter 2007

Notes To The Interim Consolidated Financial Statements (Unaudited)
The unaudited interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2006, except as noted below. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2006, as set out on pages 80 to 130 of the 2006 Annual Accountability Report.
     During the first quarter of 2007, we revisited our presentation of certain revenue and expense items for prior periods to better reflect the nature of these items. Accordingly, certain comparative amounts have been reclassified to conform with the presentation adopted in the first quarter of 2007.
1. Change in accounting policy
On November 1, 2006, we adopted the CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges” (including the amendments to the transitional provisions finalized by the CICA on December 15, 2006 by way of a Board Notice), 1530 “Comprehensive Income,” and 3251 “Equity.”
     The standards require that all financial assets be classified as trading, designated at fair value (FVO), available-for-sale (AFS), held-to-maturity (HTM), or loans and receivables. The investment securities classification is no longer applicable under the new rules. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as HTM, and AFS equities that do not have quoted market values in an active market.
     Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models. Commencing November 1, 2006, quoted market values of financial assets and liabilities classified as trading or FVO are in reference to bid or ask prices where available, as appropriate, instead of closing prices. Where bid and ask prices are unavailable, we continue to use the closing price.
     Transaction costs related to trading and FVO securities are expensed as incurred. Transaction costs related to AFS and HTM securities and fees and costs relating to loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method.
     Settlement date accounting continues to be used for all securities, except that changes in fair value between the trade date and settlement date are reflected in income for trading and FVO securities, while changes in fair value between trade date and settlement date are reflected in “Other comprehensive income (OCI)” for AFS securities.
Classification of financial instruments
Trading financial instruments are financial assets and liabilities held for trading activities and are measured at fair value at the balance sheet date. Gains and losses realized on disposition and unrealized gains and losses from market fluctuations are reported in income as “Trading revenue.” Dividends and interest earned and interest incurred are included in “Interest income” and “Interest expense,” respectively.
     Designated at fair value (FVO) financial assets and financial liabilities are those that an entity designates on initial recognition as instruments that it will measure at fair value through the consolidated statement of operations. These are accounted for in the same manner as trading financial assets and financial liabilities. In addition to the requirement that reliable fair values are available, there are regulatory restrictions imposed by the Office of the Superintendent of Financial Institutions (OSFI) on the use of this designation precluding direct retail asset exposures from being designated and requiring fair value designated financial instruments be managed on a fair value basis.
     Available-for-sale (AFS) financial assets are those non-derivative financial assets that are designated as AFS, or that are not classified as loans and receivables, HTM investments, trading or designated at fair value. Securities included in this category comprise debt and equity securities, including investments over which we have no significant influence. Except for equities that do not have quoted market values in an active market, AFS securities are carried at fair value whereby the unrealized gains and losses are included in “Accumulated other comprehensive income (AOCI)” until sale or other-than-temporary impairment when the cumulative gain or loss is transferred to the consolidated statement of operations. Equities that do not have quoted market values in an active market are carried at cost. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in “Non-interest income.” Dividends and interest income from these securities are included in “Interest income.”
     Held-to-maturity (HTM) financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. These financial assets are accounted for at amortized cost. We have not currently designated any financial assets as HTM.
     Loans and receivables continue to be accounted for at amortized cost.
     Financial liabilities are recorded at amortized cost except for derivatives, obligations related to securities sold short, or liabilities to which the FVO has been applied.

CIBC Third Quarter 2007	25

     Obligations related to securities sold short are accounted for at fair value as a trading liability or as an economic hedge of another financial instrument.
     Derivatives are always carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value, in both cases as “Derivative instruments market valuation.” Derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading or designated at fair value. These embedded derivatives are classified together with the host instrument and measured at fair value with changes therein recognized in the consolidated statement of operations. We elected to apply this accounting treatment to all host contracts containing such embedded derivatives at November 1, 2006.
Equity
Accumulated other comprehensive income is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax), and includes net unrealized gains and losses on AFS securities, the effective portion of gains and losses on derivative instruments designated within effective cash flow hedges, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of gains or losses on related hedges.
Hedge accounting
Where derivatives are held for risk management purposes, and when transactions meet the criteria specified in the CICA handbook section 3865, we apply fair value hedge accounting, cash flow hedge accounting, or accounting for hedges of net investments in self-sustaining foreign operations (NIFO), as appropriate, to account for the risks being hedged. When hedge accounting is not applied, the change in the fair value of the derivative is always recognized in income, including for instruments used for economic hedging purposes such as seller swaps that do not meet the requirements for hedge accounting.
     In order for derivatives to qualify for hedge accounting, the hedge relationship must be designated and formally documented at its inception in accordance with the CICA handbook section 3865, outlining the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how hedge effectiveness is assessed.
     We document our assessment of the effectiveness of the derivatives that are used in hedging transactions in offsetting changes in fair values or cash flows of the hedged items both at the hedge inception and on an ongoing basis. Ineffectiveness results to the extent that the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged risk in the hedged item; or the cumulative change in the fair value of the hedging derivative differs from the cumulative change in the fair value of expected future cash flows of the hedged item. Effectiveness requires a high correlation of changes in fair values or cash flows. The amount of ineffectiveness, provided that it is not to the extent as to disqualify the entire hedge from hedge accounting, is recorded immediately in income.
     The change in fair value of derivatives and non-derivatives not designated as accounting hedges but used to economically hedge FVO financial assets or liabilities is included in “Revenue on financial instruments designated at fair value and related economic hedges.” The change in fair value of other derivatives not designated as accounting hedges but used for other economic hedging purposes is included in either “Foreign exchange other than trading (FXOTT)” or “Other non-interest income.” The change in fair value of all other trading derivatives is included in “Trading revenue.”
Fair value hedges
We designate fair value hedges primarily as part of interest rate risk management strategies that use derivatives to hedge changes in the fair value of financial instruments with fixed interest rates. These hedges minimize fluctuations in income that are caused by interest rate volatility through the creation of basis adjustments to the hedged financial instruments that are recognized in “Net interest income” against the change in fair value recognized in “Net interest income” from the hedging derivatives. Accordingly, any hedge ineffectiveness, representing the difference between change in fair value of the hedging derivative and the change in the basis adjustment to the hedged item, is also recognized in “Net interest income.”
     The basis adjustment included in income is equal to the change in fair value of the hedged item attributed to the risk being hedged. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and the basis adjustment to the hedged item is amortized over the remaining term of the original hedge. If the hedged item is derecognized, the unamortized basis adjustment is recognized immediately in income.
     Upon the adoption of the new standards we re-established various fair value hedging relationships pursuant to which certain deferred hedge balances have been included as a basis adjustment to the hedged item. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new rules.
Cash flow hedges
We designate cash flows hedges as part of risk management strategies that use derivatives and other financial instruments to mitigate our risk from variable cash flows by converting certain variable rate financial instruments to fixed rate financial instruments and by

26	CIBC Third Quarter 2007

hedging forecasted foreign currency denominated cash flows.
     The effective portion of the change in fair value of the derivative instrument is offset through OCI until the variability in cash flows being hedged is recognized in earnings in future accounting periods, at which time the amount that was in the AOCI is reclassified into income. The ineffective portion of the change in fair value of the hedging derivative is recognized either in “FXOTT” or “Net interest income” immediately as it arises. If the hedging instrument expires or is sold, terminated or exercised, or where the hedge no longer meets the criteria for hedge accounting, the hedge relationship is terminated and any remaining amount in AOCI remains therein until it is recognized in income when the variability in cash flows hedged or the hedged forecast transaction is ultimately recognized in income. When the forecasted transaction is no longer expected to occur, the related cumulative gain or loss that was reported in the AOCI is immediately recognized in income.
     Upon the adoption of the new standards we re-established various cash flow hedging relationships pursuant to which certain deferred hedge balances have been included as an adjustment to the AOCI. The accumulated ineffectiveness related to these hedges has been recognized in retained earnings together with deferred hedge balances related to hedging relationships that have not been continued or would not qualify for hedge effectiveness under the new rules.
Hedges of net investments in self-sustaining foreign operations
We designate NIFO hedges to protect our investment in self sustaining operations against adverse movement in foreign exchange rates.
     These hedges are accounted for in a similar manner to cash flow hedges as the effective portion of the changes in fair value of the hedging derivative instruments is included in OCI until reduction in the net investment at which time any gains or losses in the AOCI are recognized in “FXOTT.” The ineffective portion of the change in fair value of the hedging derivative is recognized in “FXOTT.”
Transitional adjustment
As required, these standards have been applied as an adjustment to opening retained earnings and AOCI as at November 1, 2006. Prior period balances have not been restated. The impact of adopting these standards was as follows:

		Adjustment
	As at	upon adoption	As at
$ millions	Oct. 31, 2006	of new standards	Nov. 1, 2006

ASSETS
Securities
Investment	$21,167	$(21,167)	$—
Available-for-sale	—	16,006	16,006
Trading	62,331	(552)	61,779
Designated at fair value	—	6,340	6,340

	83,498	627	84,125

Loans	145,625	136	145,761
Derivative instruments market valuation	17,122	1,585	18,707
Other assets	10,957	(1,701)	9,256

Impact on total assets	$257,202	$647	$257,849

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	$202,891	$(44)	$202,847
Derivative instruments market valuation	17,330	1,565	18,895
Other liabilities	14,716	(947)	13,769

Impact on total liabilities	234,937	574	235,511

Shareholders’ equity
Foreign currency translation adjustments	(442)	442	—
Retained earnings	7,268	(50)	7,218
Accumulated other comprehensive income
Foreign currency translation adjustments	—	(442)	(442)
Unrealized losses on AFS securities	—	(29)	(29)
Gains on cash flow hedges	—	152	152

Impact on shareholders’ equity	6,826	73	6,899

Impact on liabilities and shareholders’ equity	$241,763	$647	$242,410

CIBC Third Quarter 2007	27

The $16,006 million of financial assets classified as AFS included $15,429 million (fair value $15,391 million) and $615 million (fair value $615 million) of financial assets previously classified as investment securities and other assets, respectively. The $6,340 million of financial assets classified as designated at fair value securities included $5,738 million (fair value $5,799 million) and $541 million (fair value $541 million) of financial assets previously classified as investment securities and trading securities, respectively.
2. Acquisition
Step 1 Acquisition
On December 22, 2006, we obtained control of FirstCaribbean International Bank (FirstCaribbean) by acquiring 90% of Barclay’s Bank PLC’s (Barclays) interest in FirstCaribbean, which represents a further 39.3% ownership interest. As a result of this transaction (“the Step 1 Acquisition”), as at January 31, 2007, we owned approximately 83.0% of the common shares of FirstCaribbean with the remaining common shares held by both Barclays and other minority shareholders. The common shares were acquired at US$1.62 each plus accrued dividends for total cash consideration of US$989 million ($1,153 million) paid to Barclays. In addition, we incurred transaction costs, net of tax, of US$7 million ($8 million).
Step 2 Acquisition
On February 2, 2007, pursuant to a tender offer at the same price for the remaining common shares held by Barclays and the other minority shareholders, we acquired an additional 8.5% interest in FirstCaribbean (“the Step 2 Acquisition) in exchange for additional cash consideration of US$212 million ($250 million), bringing our total ownership to 91.5%. In addition, we incurred additional transaction costs, net of tax, of US$2 million ($2 million).
     The Step 1 Acquisition and the Step 2 Acquisition transactions have been accounted for using the purchase method. The results of FirstCaribbean’s operations have been included within CIBC Retail Markets strategic business line in the interim consolidated financial statements since December 22, 2006. Prior to that date, we accounted for our 43.7% interest in FirstCaribbean using the equity method of accounting.
     The allocation of the purchase equation was finalized in the current quarter. Details of the aggregate consideration given and the fair value of net assets acquired in respect of the Step 1 Acquisition and the Step 2 Acquisition, as reported in the first and second quarters of 2007, respectively, and the closing adjustments recorded in the current quarter related to both the Steps are as follows:

	Step 1	Step 2	Closing
$ millions	Acquisition	Acquisition	Adjustments	Total

Aggregate consideration
Purchase consideration(1)	$1,153	$250	$—	$1,403
Transaction costs, net of tax	8	2	—	10
Carrying value of equity investment in FirstCaribbean prior to acquisition	840	—	—	840

	$2,001	$252	$—	$2,253

Fair value of net assets acquired
Cash and deposits with banks	$3,107	$—	$—	$3,107
Securities	3,934	—	8	3,942
Loans	6,667	—	(27)	6,640
Goodwill	958	84	19	1,061
Other intangible assets	267	45	(6)	306
Other assets	876	8	—	884

Total assets acquired	15,809	137	(6)	15,940

Deposits	10,921	—	—	10,921
Other liabilities	2,386	4	(6)	2,384
Subordinated indebtedness	232	—	—	232
Non-controlling interest	269	(119)	—	150

Total liabilities assumed	13,808	(115)	(6)	13,687

Net assets acquired	$2,001	$252	$—	$2,253

(1)	Paid in cash.
Subsequent to the Step 2 Acquisition transaction and the closing adjustments, the total acquired intangible assets include a core deposit intangible of $282 million and the FirstCaribbean brand name of $24 million. The core deposit intangible is amortized at 12% per annum using the declining balance method, while the brand has an indefinite life and is not amortized.
     Goodwill recognized as a result of the Step 1 Acquisition and the Step 2 Acquisition is not deductible for tax purposes.
     As a result of subsequent transactions, including the sale of two million shares of our holding to FirstCaribbean’s compensation trusts, our ownership interest as at July 31, 2007 declined to 91.4%.

28	CIBC Third Quarter 2007

3. Allowance for credit losses

	For the three months ended					For the nine months ended
	Jul. 31, 2007			Apr. 30, 2007	Jul. 31, 2006	Jul. 31, 2007	Jul. 31, 2006
	Specific	General	Total	Total	Total	Total	Total
$ millions	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$622	$894	$1,516	$1,556	$1,604	$1,444	$1,638
Provision for (recovery of) credit losses	164	(2)	162	166	152	471	456
Write-offs	(202)	—	(202)	(220)	(198)	(646)	(614)
Recoveries	29	—	29	22	23	104	96
Other(1)	(5)	—	(5)	(8)	1	127	6

Balance at end of period	$608	$892	$1,500	$1,516	$1,582	$1,500	$1,582

Comprised of:
Loans	$607	$892	$1,499	$1,515	$1,580	$1,499	$1,580
Letters of credit(2)	1	—	1	1	2	1	2

(1)	First quarter of 2007 includes $117 million in specific allowance and $23 million in general allowance related to the FirstCaribbean acquisition.

(2)	Included in other liabilities.
4. Securitizations

	For the three months ended					For the nine months ended
$ millions	Jul. 31, 2007		Apr. 30, 2007	Jul. 31, 2006		Jul. 31, 2007		Jul. 31, 2006
	Residential	Commercial	Residential	Residential	Commercial	Residential	Commercial	Residential		Commercial
	mortgages	mortgages	mortgages	mortgages	mortgages	mortgages	mortgages	mortgages	Cards	mortgages

Securitized	$3,843	$357	$1,356	$3,377	$380	$9,049	$357	$8,408	$381	$380
Sold(1)	1,251	357	1,707	2,328	380	5,507	357	5,861	381	380
Net cash proceeds	1,235	346	1,698	2,313	392	5,470	346	5,826	381	392
Retained interests(2)	19	—	34	36	—	86	—	94	32	—
Gain on sale, net of transaction costs	11	(1)	16	4	7	37	(1)	21	1	7

Retained interest assumptions (%)
Prepayment/payment rate(3)	11.0 - 39.0	—	11.0 - 39.0	11.0 - 39.0	—	11.0 - 39.0	—	11.0 - 39.0	43.5 - 43.8	—
Discount rate	4.0 - 4.9	—	4.1 - 4.4	4.4 - 4.8	—	4.0 - 4.9	—	3.5 - 4.8	9.0	—
Expected credit losses	0.0 - 0.1	—	0.0 - 0.1	0.0 - 0.1	—	0.0 - 0.1	—	0.0 - 0.1	3.6	—

(1)	Assets securitized and not sold are reported as FVO securities (2006: investment securities) on the consolidated balance sheet.

(2)	Retained interests arising from securitization are reported as AFS securities (2006: investment securities) on the consolidated balance sheet.

(3)	Annual prepayment rate for residential mortgages and monthly payment rate for cards.
5. Significant capital transactions
On November 15, 2006, we issued 18 million 4.70% Non-cumulative Class A Series 31 Preferred Shares with a par value of $25.00 each for an aggregate amount of $450 million. Subject to regulatory approval, we may redeem these shares on or after January 31, 2012.
     On January 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 24 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.
     On February 14, 2007, we issued 12 million 4.50% Non-cumulative Class A Series 32 Preferred Shares with a par value of $25.00 each for an aggregate amount of $300 million. Subject to regulatory approval, we may redeem these shares on or after April 30, 2012.
     On June 22, 2007, our wholly-owned subsidiary CIBC World Markets plc issued €200 million ($292 million) principal amount of Floating Rate Subordinated Step-up Callable Notes due 2017. Interest is based on the three-month Euribor plus 0.20% until the interest payment date falling in June 2012, and thereafter on the three-month Euribor plus 0.70%. Subject to regulatory approval, CIBC World Markets plc may redeem the Notes at par on the interest payment date falling in June 2012, or on any interest payment date thereafter.
     On July 2, 2007, CIBC World Markets plc gave notice of its intention to redeem all of its US$300 million Floating Rate Subordinated Notes due 2012 at 100% of their principal amount plus accrued interest on August 14, 2007.
     On July 27, 2007, we gave notice to holders of our 5.89% Debentures (subordinated indebtedness) due

CIBC Third Quarter 2007	29

February 26, 2013, of our offer under which holders can choose to exchange their Debentures for an equal principal amount of deposit notes of CIBC. Subsequent to the quarter-end, on August 27, 2007, $31 million of the Debentures were exchanged for deposit notes.
     On July 31, 2007, we redeemed all 16 million outstanding Non-cumulative Class A Series 25 Preferred Shares at a price of $26.00 per share for an aggregate consideration of $416 million.
     During the quarter, we issued 0.2 million common shares for $15 million (for the nine months ended July 31, 2007: 1.5 million common shares for $86 million), pursuant to stock option plans.
     On April 30, 2007, the Toronto Stock Exchange accepted our notice of intention to commence a normal course issuer bid. Purchases under this bid commenced on May 2, 2007 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or October 31, 2007. Under this bid, from time to time we may purchase for cancellation up to 10 million common shares. During the quarter, we repurchased and cancelled 3.1 million common shares at an average price of $99.54 for a total amount of $306 million.
6. Accumulated other comprehensive income (net of tax)

	2007
$ millions, as at	Jul. 31

Foreign currency translation adjustments	$(659)
Net unrealized losses on AFS securities	(85	) (1)
Net gains on cash flow hedges	157	(2)

	$(587)

(1)	Includes $235 million of cumulative loss related to AFS securities measured at fair value.

(2)	A net gain of $27 million, deferred in AOCI, as at July 31, 2007, is expected to be reclassified to net income during the next 12 months. Remaining amounts will be reclassified to net income over periods up to six years thereafter.
7. Derivative instruments market valuation

		2007
$ millions, as at	Jul. 31
	Assets	Liabilities

Trading (Note 8)	$18,615	$17,688
Designated accounting hedges (Note 12)	945	515
Economic hedges(1)
Economic hedges of FVO financial assets and liabilities (Note 9)	315	220
Other economic hedges	549	1,012

	$20,424	$19,435

1)	Comprises derivatives not part of qualifying hedging relationships for accounting purposes under the CICA handbook section 3865.
8. Trading activities
The following tables present the assets and liabilities and income related to trading activities. Trading income comprises net interest income and non-interest income. Net interest income arises from interest and dividends related to trading assets and liabilities other than derivatives, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on security positions held, and gains and losses that are realized from the purchases and sales of securities. Non-interest income also includes all income from trading derivative instruments. Trading income excludes underwriting fees and commissions on securities transactions, which are shown separately in the consolidated statement of operations.

	2007	2006
$ millions, as at	Jul. 31	Oct. 31

Assets
Debt securities	$30,734	$28,493
Equity securities	32,718	33,838

Total securities	63,452	62,331

Business and government loans	—	3,641
Derivative instruments (Note 7)	18,615	16,805

	$82,067	$82,777

Liabilities
Obligations related to securities sold short	$13,420	$12,716
Derivative instruments (Note 7)	17,688	16,891

	$31,108	$29,607

				For the nine
	For the three months ended			months ended
	2007	2007	2006	2007	2006
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Trading income consists of:
Interest income	$694	$669	$648	$2,092	$1,785
Interest expense	853	842	771	2,615	2,108

Net interest expense	(159)	(173)	(123)	(523)	(323)
Non-interest income
Trading revenue	35	296	275	706	844

	$(124)	$123	$152	$183	$521

Income by product line:
Interest rates	$137	$50	$30	$252	$122
Foreign exchange	49	48	44	141	124
Equities	(21)	22	(4)	44	62
Commodities	6	2	14	14	29
Structured credit and other	(295)	1	68 (1)	(268)	184	(1)

	$(124)	$123	$152	$183	$521

(1)	Comprises primarily loan trading activities.

30	CIBC Third Quarter 2007

9.	Financial instruments designated at fair value (FVO)
FVO financial instruments include the following:
•	Certain commercial real estate fixed rate loans, real estate related securities and loans held to hedge structured total return swap transactions, and certain loans hedged through credit derivatives. These instruments are designated at fair value to significantly reduce measurement inconsistencies that would arise if these were accounted for at amortized cost, while the related derivatives are treated as trading and marked-to-market.
•	Secondary traded loans. These instruments are designated at fair value to match both the accounting and the economics of the portfolio. These financial instruments are managed as trading loans on a fair value basis in accordance with a documented trading strategy and reported to key management personnel on that basis pursuant to which the positions are intended to be sold within six months.
•	Certain financial assets, such as mortgage-backed securities, Government of Canada bonds and treasury bills, debt securities, and certain fixed rate deposit liabilities. These instruments are designated at fair value to significantly reduce measurement inconsistencies that would arise if these were accounted for at amortized cost, while the related hedging derivatives, such as interest rate swaps, seller swaps and other asset swaps are treated as trading and marked-to-market.
The following tables present the designated FVO assets and liabilities, their economic hedges, and the related income from these financial instruments. Net interest income arises from interest and dividends related to the FVO assets and liabilities, and is reported net of interest expense and income associated with funding these assets and liabilities. Non-interest income includes unrealized gains and losses on the FVO assets and liabilities and all income from the derivative instruments and obligations related to securities sold short held to economically hedge these financial instruments.

2007
$ millions, as at	Jul. 31

FVO assets
Debt securities	$7,628
Business and government loans	3,866

$11,494

FVO liabilities
Business and government deposits	$3,752
Bank deposits	1,024

$4,776

2007
$ millions, as at	Jul. 31

Economic hedging assets of FVO financial instruments
Derivative instruments (Note 7)	$315

$315

Economic hedging liabilities of FVO financial instruments
Derivative instruments (Note 7)	$220
Obligations related to securities sold short	566

$786

	For the three		For the nine
	months ended		months ended
	2007	2007	2007
$ millions	Jul. 31	Apr. 30	Jul. 31

Interest income	$146	$143	$442
Interest expense(1)	124	127	401

Net interest income	22	16	41

Non-interest income FVO financial instruments	(149)	80	(80)
Economic hedges(2)	194	(21)	227

	45	59	147

	$67	$75	$188

(1)	Includes $3 million (for the nine months ended July 31, 2007: $9 million) on obligations related to securities sold short, which are held to economically hedge FVO financial instruments.

(2)	Comprises derivative instruments held to economically hedge FVO financial instruments.
Deposits designated at fair value
As at July 31, 2007, the carrying amount of FVO deposits was $1 million lower than the amount if the deposits were carried on an amortized cost basis.
     For the three and nine months ended July 31, 2007, the cumulative net gain attributable to changes in CIBC’s credit risk for FVO deposits was $5 million.
10.	Employee future benefit expenses

	For the three				For the nine
	months ended				months ended
	2007	2007	2006	2007	2006
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plan
Pension benefit plans	$45	$47	$58	$140	$160
Other benefit plans	12	11	12	31	49

	$57	$58	$70	$171	$209

Defined contribution plan
CIBC’s pension plans	$3	$5	$5	$12	$12
Government pension plans(1)	19	22	18	63	61

	$22	$27	$23	$75	$73

(1)	Includes Canada Pension Plan, Quebec Pension Plan, and U.S. Federal Insurance Contributions Act.

CIBC Third Quarter 2007	31

11.	Earnings per share

	For the three months ended			For the nine months ended
	2007	2007	2006	2007	2006
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS
Net income	$835	$807	$662	$2,412	$1,827
Preferred share dividends and premiums	(52)	(35)	(33)	(141)	(99)

Net income applicable to common shares	$783	$772	$629	$2,271	$1,728

Weighted-average common shares outstanding (thousands)	335,755	337,320	335,513	336,511	335,004

Basic EPS	$2.33	$2.29	$1.88	$6.75	$5.16

Diluted EPS
Net income applicable to common shares	$783	$772	$629	$2,271	$1,728

Weighted-average common shares outstanding (thousands)	335,755	337,320	335,513	336,511	335,004
Add: stock options potentially exercisable(1)(thousands)	2,936	3,293	2,948	3,228	3,229

Weighted-average diluted common shares outstanding(2) (thousands)	338,691	340,613	338,461	339,739	338,233

Diluted EPS	$2.31	$2.27	$1.86	$6.69	$5.11

(1)	Excludes average options outstanding of 8,758 with a weighted-average exercise price of $100.02; average options outstanding of 1,698 with a weighted-average exercise price of $102.07; and average options outstanding of 14,815 with a weighted-average exercise price of $84.69 for the three months ended July 31, 2007, April 30, 2007, and July 31, 2006, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.
(2)	Convertible preferred shares/preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.
12.	Designated accounting hedges
The following table presents the hedge ineffectiveness gains (losses) recognized in the consolidated statement of operations:

			For the nine
	For the three months ended		months ended
	2007	2007	2007
$ millions	Jul. 31	Apr. 30	Jul. 31

Fair value hedges(1)	$(14)	$2	$(16)
Cash flow hedges(2)	2	1	6

(1)	Recognized in net interest income.

(2)	Recognized in other income.
Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the consolidated statement of operations and are not significant for the three and nine months ended July 31, 2007.
     The following table presents notional amounts and carrying value of our hedging-related derivative instruments:

			2007
$ millions, as at			Jul. 31
	Derivatives
	notional	Carrying value
	amount	Positive	Negative

Fair value hedges	$71,439	$622	$448
Cash flow hedges	4,715	322	5
NIFO hedges	7,090	1	62

	$83,244	$945	$515

In addition, foreign currency denominated deposit liabilities of $188 million and $15.8 billion have been designated as fair value hedges of foreign exchange risk and NIFO hedges, respectively.
13.	Guarantees

	2007	2006
$ millions, as at	Jul. 31	Oct. 31

Maximum potential future payment
Securities lending with indemnification(1)	$47,116	$37,921
Standby and performance letters of credit	6,769	6,094
Credit enhancement facilities	—	—
Credit derivatives written options	72,782	59,769
Other derivative contracts(2)	—	—
Other indemnification agreements(2)	—	—

(1)	Comprises the full contract amount of custodial client securities lent by CIBC Mellon Global Securities Services (GSS), which is a 50/50 joint venture between CIBC and Mellon Financial Corporation.

(2)	See page 120 of the 2006 Annual Accountability Report for further details on the maximum potential future payment amount.
As at July 31, 2007, we had a liability of $1.6 billion (October 31, 2006: $43 million) on our consolidated balance sheet related to the guarantees noted above (excluding other derivative contracts). For other derivative contracts, some of which provide the right to the counterparty to sell its assets to CIBC at par value, as at July 31, 2007, we had a liability of $3.6 billion (October 31, 2006: $5.4 billion) on our consolidated balance sheet. As at July 31, 2007, the total collateral available relating to these guarantees was $61.9 billion (October 31, 2006: $48.9 billion).

32	CIBC Third Quarter 2007

14.	Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines. During the quarter, we moved the Treasury function from Treasury and Risk Management (TRM) into Finance. TRM was subsequently renamed Risk Management.
     As discussed in Note 2, the results of FirstCaribbean are included in the CIBC Retail Markets strategic business line since December 22, 2006.

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jul. 31, 2007	Net interest income (expense)	$1,180	$(84)	$84	$1,180
	Non-interest income	1,135	610	54	1,799
	Intersegment revenue(1)	(56)	56	—	—

	Total revenue	2,259	582	138	2,979
	Provision for (recovery of) credit losses	170	(8)	—	162
	Amortization(2)	29	5	29	63
	Other non-interest expenses	1,312	379	65	1,756

	Income before income taxes and non-controlling interests	748	206	44	998
	Income tax expense (benefit)	188	(56)	25	157
	Non-controlling interests	5	1	—	6

	Net income	$555	$261	$19	$835

	Average assets(3)	$217,343	$113,525	$685	$331,553

Apr. 30, 2007	Net interest income (expense)	$1,134	$(140)	$85	$1,079
	Non-interest income	1,107	812	52	1,971
	Intersegment revenue(1)	(52)	54	(2)	—

	Total revenue	2,189	726	135	3,050
	Provision for (recovery of) credit losses	182	4	(20)	166
	Amortization(2)	31	5	35	71
	Other non-interest expenses	1,322	519	64	1,905

	Income before income taxes and non-controlling interests	654	198	56	908
	Income tax expense	64	1	26	91
	Non-controlling interests	7	3	—	10

	Net income	$583	$194	$30	$807

	Average assets(3)	$213,981	$111,404	$703	$326,088

Jul. 31, 2006	Net interest income (expense)	$1,110	$(52)	$63	$1,121
	Non-interest income	983	672	50	1,705
	Intersegment revenue(1)	(55)	57	(2)	—

	Total revenue	2,038	677	111	2,826
	Provision for (recovery of) credit losses	159	(7)	—	152
	Amortization(2)	19	5	33	57
	Other non-interest expenses	1,232	513	81	1,826

	Income (loss) before income taxes and non-controlling interests	628	166	(3)	791
	Income tax expense	141	(25)	9	125
	Non-controlling interests	—	1	3	4

	Net income (loss)	$487	$190	$(15)	$662

	Average assets(3)	$187,209	$103,285	$901	$291,395

CIBC Third Quarter 2007	33

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the nine months ended		Markets	Markets	and Other	Total

Jul. 31, 2007	Net interest income (expense)	$3,415	$(348)	$251	$3,318
	Non-interest income	3,347	2,273	182	5,802
	Intersegment revenue(1)	(163)	167	(4)	—

	Total revenue	6,599	2,092	429	9,120
	Provision for (recovery of) credit losses	505	(14)	(20)	471
	Amortization(2)	80	15	97	192
	Other non-interest expenses	3,902	1,444	200	5,546

	Income before income taxes and non-controlling interests	2,112	647	152	2,911
	Income tax expense (benefit)	428	(22)	73	479
	Non-controlling interests	16	4	—	20

	Net income	$1,668	$665	$79	$2,412

	Average assets(3)	$212,077	$111,851	$644	$324,572

Jul. 31, 2006	Net interest income (expense)	$3,292	$(159)	$172	$3,305
	Non-interest income	2,953	1,954	249	5,156
	Intersegment revenue(1)	(164)	168	(4)	—

	Total revenue	6,081	1,963	417	8,461
	Provision for (recovery of) credit losses	519	(38)	(25)	456
	Amortization(2)	61	16	99	176
	Other non-interest expenses	3,672	1,540	208	5,420

	Income before income taxes and non-controlling interests	1,829	445	135	2,409
	Income tax expense	472	14	67	553
	Non-controlling interests	—	3	26	29

	Net income	$1,357	$428	$42	$1,827

	Average assets(3)	$185,971	$101,814	$716	$288,501

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management.
15.	Future accounting changes
Leveraged leases
In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard 13, “Accounting for Leases,” certain aspects of which are incorporated in the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases.” The FSP is effective for CIBC beginning November 1, 2007.
     For additional details, see page 130 of our 2006 Annual Accountability Report.
Capital disclosures
In December 2006, the CICA issued a new handbook section 1535, “Capital Disclosures,” which requires an entity to disclose its objectives, policies and processes for managing capital. This new standard is effective for CIBC beginning November 1, 2007.
Financial instruments
In December 2006, the CICA issued two new handbook sections, 3862 “Financial Instruments – Disclosures” and 3863 “Financial Instruments – Presentation.” These new standards are effective for CIBC beginning November 1, 2007.
     These sections replace CICA handbook section 3861, “Financial Instruments — Disclosure and Presentation.” These new sections enhance disclosure requirements on the nature and extent of risks arising from financial instruments and how the entity manages those risks.

34	CIBC Third Quarter 2007